Exhibit 1

ANNUAL INFORMATION FORM

of

NEW GOLD INC.

FOR THE YEAR ENDED DECEMBER 31, 2007

DATED AS OF MARCH 31, 2008

Suite 601

595 Howe Street

Vancouver, British Columbia

V6C 2T5

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

SCHEDULE A - AUDIT COMMITTEE CHARTER		A-1

1.	MANDATE	A-1
2.	MEMBERSHIP AND COMPOSITION	A-1
3.	MEETINGS	A-2
4.	DUTIES AND RESPONSIBILITIES	A-2
A.	Financial Reporting and Disclosure	A-2
B.	External Auditor	A-3
C.	Internal Controls and Audit	A-4
D.	General	A-5
E.	Oversight Function	A-5
F.	Committee and Charter Review	A-6

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PRELIMINARY NOTES

Documents Incorporated by Reference

Incorporated by reference into this Annual Information Form are the Audited Financial Statements of New Gold Inc. (the “Company” or “New Gold”) for the year ended December 31, 2007 and Management’s Discussion and Analysis for the year ended December 31, 2007, all such documents being filed on the SEDAR website located at www.sedar.com.

All financial information in this Annual Information Form is prepared in accordance with generally accepted accounting principles in Canada.

Date of Information

All information in this Annual Information Form is as of December 31, 2007 unless otherwise indicated.

Forward-Looking Statements and Cautionary Notices

Certain of the statements made and information contained in this Annual Information Form and in the Company’s Audited Financial Statements for the year ended December 31, 2007 and the accompanying Management’s Discussion and Analysis for the year ended December 31, 2007, each incorporated by reference herein, and the Technical Report referenced herein may contain “forward-looking information” within the meaning of the Ontario Securities Act and Alberta Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning the Company’s plans at its New Afton Project (as defined herein) and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and forward-looking statements. Generally forward-looking information and forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “envisaged”, “scheduled”, “estimates”, “forecasts”, “proposes”, “intends”, “anticipates “ or “does not anticipate”, or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information and forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and mineral reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, the saleability of the Project’s (as defined herein) copper/gold concentrate, accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, failure to obtain all necessary permits to satisfy the Note holders (as defined herein) and the mining regulations, and other risks and uncertainties, including those described under Risk Factors in this Annual Information Form and in the Management’s Discussion and Analysis for the year ended December 31, 2007, which is expressly incorporated by reference herein. Forward-looking information and forward-looking statements for time periods subsequent to 2007 involve longer term assumptions and estimates than forward-looking information and forward-looking statements for 2007 and are consequently subject to greater uncertainty. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information or forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information and forward-looking statements. Forward-looking information and forward-looking statements include information and statements regarding the expectations and beliefs of management, the assumed long-term price of gold and exchange rates, the estimation of mineral reserves and resources, the realization of mineral reserve estimates in future expected production, anticipated future capital and operating costs, and the potential of the Company’s properties and expectations of growth. Forward-looking information and forward-looking statements made in this Annual Information Form and a document incorporated by reference are made as at the date of the original document, and have not been updated by the Company except as stated in this Annual Information Form. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information and forward-looking statements, whether as a result of new information, future events or otherwise.

As the Feasibility Study (as hereinafter defined) relies on probable mineral reserves and not proven mineral reserves, there is a higher risk associated with its conclusions than one incorporating proven mineral reserves.

The financial information in this Annual Information Form is taken from the Company’s Audited Financial Statements for the year ended December 31, 2007. Readers are cautioned to refer to such financial statements for complete information, as the information in this Annual Information Form has been selectively drawn from the financial statements and is not complete.

The standards employed in estimating the mineral resources referenced in this Annual Information Form differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) and the resource information reported may not be comparable to similar information reported by United States companies. The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC. “Resources” are sometimes referred to as “mineralization” or “mineral deposits.” While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this Annual Information Form concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Currency and Exchange Rates

All dollar amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated. New Gold’s accounts are maintained in Canadian dollars. All references to “U.S. dollars” or to “US$” are to United States dollars.

The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at various times.

	Year Ended December 31
Canadian Dollars to U.S. Dollars	2007		2006		2005
Rate at end of period	US$	1.0120	US$	0.8581	US$	0.8577
Average rate for period	US$	0.9275	US$	0.8820	US$	0.8253
High for period	US$	1.0767	US$	0.9099	US$	0.8690
Low for period	US$	0.8419	US$	0.8528	US$	0.7872

The noon rate of exchange on December 31, 2007, as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$1.01.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	31.103

Glossary and Defined Terms

Terms used and not defined in this Annual Information Form that are defined in National Instrument 51-102 - Continuous Disclosure Obligations shall bear that definition. Other definitions are set out in National Instrument 14-101 - Definitions, as amended.

In this Annual Information Form, unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings set forth herein:

“Ag”	Silver.

“AMEX”	The American Stock Exchange.

“Annual Information Form”	This annual information form together with the documents incorporated by reference.

“Au”	Gold.

“batholith”	A large, generally discordant plutonic mass that has more than 40 sq mi (104 km2) of surface exposure and no known floor.

“bornite”	A copper sulphide (CuFeS2).

“chalcocite”	A copper sulphide (Cu2S).

“chalcopyrite”	A copper sulphide (Cu5FeS4).

“Cu”	Copper.

“decline”	A downward sloping tunnel providing access from the surface to underground operations.

“development”	The work of preparing a mineral deposit for commercial production including installation of plant and machinery and the construction of all related facilities.

“diamond drill”	A type of rotary drill, the bit of which is set with diamonds that cut by abrasion rather than percussion. The drill core is recovered in long cylindrical sections, an inch or more in diameter.

“diorite”	An intrusive igneous rock comprised principally of plagioclase feldspar, hornblende and/or pyroxene.

“dmt”	Dry metric tonne.

“dyke”	A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

“fault”	A crack or joint between two blocks of earth that are moving or have moved relative to each other.

“feasibility study”	A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

“grade”	The amount of metal per tonne of rock.

“g/t”	Grams per tonne.

“hypogene”	Mineral deposit formed by ascending hydrothermal solutions of magmatic origin.

“indicated mineral resource”	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource”	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“intrusive”	A body of igneous rock that has crystallized from molten magma below the surface of the earth.

“km”	Kilometre.

“kriging”	In the estimation of ore reserves by geostatistical methods, the use of a weighted, moving-average approach both to account for the estimated values of spatially distributed variables and to assess the probable error associated with the estimates.

“lbs”	Pounds

“m”	Metre.

“masl”	Metres above sea level.

“measured mineral resource”	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“mesogene”	A mineral deposit or enrichment of mingled hypogene and supergene solutions.

“mineralization”	A natural aggregate of one or more metallic minerals.

“mineral reserve”	The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource”

A concentration or occurrence of diamonds, natural, solid, inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories. An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource. An indicated mineral resource has a higher level of confidence than an inferred mineral resource but has a lower level of confidence than a measured mineral resource.

“mineral zone”	A mineral-bearing belt or area.

“mm”	Millimetre.

“Mt”	Million of tonnes.

“ mtpa “	Million tonnes per annum.

“National Instrument 43-101”	National Instrument 43-101 – Standards of Disclosure for Mineral Projects issued by the Canadian Securities Administrators.

“ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit.

“oz”	Troy ounces.

“oz/t”	Ounce per tonne.

“Pd”	Palladium.

“picrite”	Olivine-rich basalt, as formed by the settling of olivine in thick flows and sills.

“ppm”	Parts per million.

“probable mineral reserve”	The economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“proven mineral reserve”	The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“pyrite”	An isometric mineral, FeS2.

“shares”	The common shares without par value in the capital of New Gold as the same is constituted on the date hereof.

“supergene”	A mineral deposit or enrichment formed near the surface, commonly by descending solutions.

“tonne”	Metric tonne or 2,204.6 pounds.

“tpd”	Tonnes per day.

“TSX”	The Toronto Stock Exchange.

CORPORATE STRUCTURE

Name, Address and Incorporation

New Gold Inc. (the “Company” or “New Gold”) was incorporated on January 31, 1980 under the Company Act (British Columbia) and was transitioned on May 10, 2005 under the Business Corporations Act (British Columbia). On May 4, 2005, the shareholders of the Company passed a special resolution to remove the pre-existing company provisions and to adopt new articles. On June 1, 2005, the Company changed its name to New Gold Inc.

The head and registered office of the Company is Suite 601, 595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada. As of March 31, 2008, the registered office will be moved to Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1. The principal administrative office of the Company is 402 – 1450 Pearson Place, Kamloops, British Columbia, V1S 1J9, Canada. The Company also maintains a corporate office at 70 University Avenue, Suite 1460, Toronto, Ontario M5J 2M4, Canada.

Intercorporate Relationships

New Gold has no subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Business of New Gold - Three Year History

The Company is a natural resource exploration and development company and has been engaged in the acquisition, exploration and development of natural resource properties since 1980.

Principal Property

Over the past three years, the Company’s principal focus has been the exploration and development of a copper-gold project located approximately 10 kms (6 miles) west of Kamloops, British Columbia near the Trans-Canada Highway and described herein as the “New Afton Project” or the “Project”. The New Afton Project includes within its boundaries the historic Afton open pit in respect of which government reports indicate that the previous occupier of the property, Afton Mines Ltd., operated the Afton Mine (the “Afton Mine”) and mined and milled 22 million tonnes of ore and produced in excess of 450,000 ounces of Au and 450 million pounds of Cu from 1977 to 1988. The New Afton Project is the Company’s only material property and is described in detail below under the heading “Narrative Description of the Business – Mineral Projects- The New Afton Project”.

In late 2004 the Company commenced an underground development program. This development provided underground working access to conduct in-fill drilling, and bulk sampling of the resource by cross-cutting into the mineralized zone. Underground drilling in 2005 and 2006 outlined three main areas of mineralization. The main zone (the “Main Zone”) hosts the bulk of the mineralization. To the southeast of the east end of the Main Zone are a number of smaller zones of mineralization (the “Hanging Wall Zones”). Finally, the C zone

(the “C Zone”), outlined in 2006, is vertically beneath the Main Zone. A 2007 drill program was conducted in order to investigate the potential to increase the mineral resources around the known mineralization at the New Afton Project. See “Narrative Description of the Business – Mineral Projects – The New Afton Project”.

In December, 2005 the Company retained Hatch Ltd. (“Hatch”) to coordinate a feasibility study (the “Feasibility Study”) of the New Afton Project and a technical report prepared in accordance with National Instrument 43-101. The technical report titled “New Afton Project, NI 43-101 Independent Technical Report” dated April, 2007 was delivered to the Company and filed on SEDAR on April 30, 2007 and subsequently revised and filed on SEDAR on June 28, 2007 (the “Technical Report”). Further details regarding the Feasibility Study and Technical Report are described below under “Narrative Description of the Business – Mineral Projects – The New Afton Project - Feasibility Study”.

In November, 2006, the Ministry of Energy, Mines and Petroleum Resources of the Province of British Columbia (the “Ministry”) issued to the Company a mining lease pursuant to the Mineral Tenure Act of British Columbia (the “Mining Lease”) over four post legacy claims comprising approximately 903 hectares (the “Leased Land”). Further details on the Mining Lease are described below under “Narrative Description of the Business – Mineral Projects – The New Afton Project – Project Description and Location”.

During 2007, the Company commenced development activities on the Project.

On June 28, 2007 and July 30, 2007, the Company completed an offering (the “Offering”) for gross proceeds of $342.3 million (the funds of which will be used for the development of the Project in accordance with the recommendation contained in the Feasibility Study as set forth in the Technical Report, for debt serving costs in connection with the Offering and to incur Canadian exploration expenses on the New Afton Project. (See “Narrative Description of Business – Mineral Projects – The New Afton Project – Project Financing”.)

In July 2007, the Company announced the selection of AMEC Americas Limited (“AMEC”) to carry out the detailed engineering design and procurement work for the Project (the “EP Contract”). The EP Contract will cover the engineering design and procurement work for the permanent underground infrastructure, along with the process plant surface buildings and infrastructure. The Company has also now finalized an agreement with the contractor who will complete the surface works construction. (See “Narrative Description of the Business – Mineral Projects – The New Afton Project – Update on Project”.)

In October, 2007, the Company acquired from Teck Cominco Ltd., (“Teck”) surface rights comprising approximately 4,300 acres of land surrounding the Project (the “Afton Surface Rights”). Further details on the Afton Surface Rights are described below under “Narrative Description of the Business – Mineral Projects – The New Afton Project – Project Description and Location”.

On October 31, 2007, the Ministry issued a permit approving the construction, operation and reclamation of the New Afton Project (the “Mine Permit”) pursuant to Section 10 of the Mines Act of British Columbia. Further details on the Mine Permit are described below under “Narrative Description of the Business – Mineral Projects – The New Afton Project – Project Description and Location”.

On March 19, 2008, the Company entered into two definitive agreements, one with Abacus Mining and Exploration Corp (“Abacus”) and the other with Abacus and Teck addressing the co-operative development of their respective assets in the Afton-Ajax district (see “Narrative Description of the Business – Mineral Projects – The New Afton Project - Description and Location”).

In March 2008, a comprehensive review overseen by AMEC and including input from Cementation Canada Inc. (“Cementation”), Ledcor Projects Inc. (“Ledcor”) and AMC Consultants (Pty.) Ltd. (“AMC Consultants”), the Company’s mining consultant, was undertaken on the cost estimate for the Project. Based on such review, AMEC estimated construction costs for the Project have increased by approximately 19.6% from those originally estimated in the Feasibility Study. The Project cost increase is primarily related to labour cost increases which are now based on actual contractor labour rates for the surface and underground contractors, particularly in the underground development area, and increases in material costs. (See “Narrative Description of the Business – Mineral Projects – The New Afton Project – Capital Costs).

The Company entered into a Letter of Intent dated March 31, 2008 (the “Merger LOI”) with Peak Gold Ltd. (“Peak”) and Metallica Resources Inc. (“Metallica”) with respect to a proposed business combination among the three companies. The Merger LOI contemplates that the holders of common shares of Peak will receive shares of the Company on the basis of 0.1 of a common share of the Company for each common share of Peak and the holders of common shares of Metallica will receive shares of the Company on the basis of 0.9 of a common share of the Company for each common share of Metallica. The effect of these exchange ratios is that existing shareholders of the Company, Peak and New Gold will have the following ownership percentage based on the outstanding common shares and in-the-money stock options and warrants of each company:

New Gold: 16.5%

Metallica: 45.8%

Peak: 37.7%

The transaction contemplated by the Merger LOI has been unanimously approved by the boards of directors of the Company, Peak and Metallica. Each board is recommending that its shareholders approve the transaction at shareholder meetings of the three companies expected to be held in June. Approval of the combination requires a favourable vote of two-thirds of the shareholders at special meetings of each of Metallica and Peak and a majority of votes at a special meeting of the Company to approve the issuance of shares necessary to complete the transaction.

The parties will enter into a definitive agreement which will provide the full terms of the combination. The concurrent transactions are subject to customary regulatory and stock exchange approvals, the approvals of shareholders and to the satisfaction of other conditions customary in transactions of this nature including satisfactory due diligence.

Between 2004 and 2007, the Company expended approximately $74.9 million on exploration and property evaluation on the New Afton Project. Included in this amount is $1.5 million for the Feasibility Study, $31 million for mine development and $5.1 million for exploration and underground maintenance which was incurred in 2007.

Other Projects

In addition to the New Afton Project, the Company owns a group of claims designated the North Afton claims which lie to the north west of the Project and which comprise 15 cell tenures covering an area of 4,662 hectares and the Ajax block of claims, which lie to the east of the Project claims and comprise 15 two post legacy mineral claims and 16 cell tenures covering an area of 5,237 hectares.

In 2006 the Company completed two arm’s length agreements with the owners of two mineral claim groups pursuant to which the Company acquired the exclusive right to explore the properties for one year in consideration for an aggregate cash payment of $28,965. One of the properties comprises one cell tenure covering 574 hectares and is located in the area of the Ajax claims and the other comprises nine cell tenures covering 654 hectares and is in the area of the North Afton claims. The exclusive exploration rights may, at the Company’s option, be extended for two further one-year periods. Both options have been extended for a further one-year period.

NARRATIVE DESCRIPTION OF THE BUSINESS

Summary

General

New Gold is an exploration and development stage company currently focused on the exploration and development of the New Afton Project near Kamloops, British Columbia. The New Afton Project is the Company’s only material property. As of December 31, 2007, New Gold had 35 employees and 7 full-time contract workers.

Stage of Development

New Gold does not currently produce, develop or sell mineral products. As described in more detail below, the Company has obtained the Mine Permit, acquired the necessary surface rights, been issued the Mining Lease and obtained financing to enable the development and construction of the New Afton Project to continue.

Specialized Skill and Knowledge

All aspects of New Gold’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, mine planning, engineering, construction and accounting. New Gold has found that it can locate and retain employees and contractors with such skill and knowledge.

Competitive Conditions

Competition in the mineral exploration industry is intense. New Gold competes with other mining companies, many of which have greater financial resources and technical facilities’ for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Environmental Protection

The Company maintains currency with required environmental protection measures as part of its standard operating procedures in its exploration and development programs. See “Description of the Business – Mineral Projects – The New Afton Project – Environmental Matters”.

Mineral Projects - The New Afton Project

Project Description and Location

The New Afton Project is located 350 km Northeast of Vancouver and 10 km West of Kamloops in the South-Central Interior of British Columbia, on the site of the historic Afton Mine, a previous operation of Teck.

On November 29, 2006, the Ministry issued to the Company the Mining Lease bearing Tenure No. 546063 over four post legacy claims (Afton 1, 2, 3, and 4). The Mining Lease, which is issued in accordance with the Mineral Tenure Act of British Columbia, demises to the Company all Crown minerals within and under the Leased Land (an aggregate of 903 hectares). The Mining Lease is for a term of 30 years from November 29, 2006 and annual rental is $9,750. The block of claims surrounding the Mining Lease comprise ten 2-post legacy mineral claims and 15 cell tenures covering an area of 2,498 hectares (the “Afton Claims”). Each of the principal Afton Claims, in which the New Afton Project deposit is located, is in good standing under the Mineral Tenure Act of British Columbia to 2017.

On September 6, 2007, the Company entered into an agreement of purchase and sale (the “Teck Purchase Agreement”) with Afton Operating Corporation and Sugarloaf Ranches Limited, subsidiaries of Teck, (collectively, the “Vendors”), to purchase approximately 4,300 acres of land surrounding the New Afton Project for an aggregate purchase price of $16 million (which was paid in cash at closing) plus a non-transferable two percent (2%) net smelter return royalty over the New Afton Project, being the Afton Surface Rights, which New Gold has the option, at any time, to repurchase for $12 million payable in cash. The Teck Purchase Agreement was completed on October 25, 2007 at which time the Company acquired: (a) title to fee simple land; (b) a covenant from the Vendors to obtain a release of the grazing leases s; and (c) all improvements thereon, including the existing fresh water pipeline which runs from Kamloops Lake, south to the old Afton open pit mine site.

The Teck Purchase Agreement obligated the Company to honour certain pre-existing commitments which the Vendors had made to Abacus regarding access and rights of way over this land under an agreement which Abacus had entered into with Teck in November, 2005 when Abacus purchased the milling and processing facilities, tailings storage area and other infrastructure at the Afton Mine from the Vendors. The rights and obligations of Abacus, the Vendors and the Company were incorporated into a letter of intent dated October 19, 2007 which was replaced and superseded with a definitive agreement dated March 19, 2008 (the “Three Party Agreement”), which provides Abacus with shared use of New Gold’s water pipeline, in the event that it develops a new milling operation, and provides New Gold with access from the Trans-Canada Highway to the New Afton Project over a small portion of the land which Abacus is purchasing from Teck around the old Afton mill building. New Gold and Abacus executed another letter of intent dated October 19, 2007 which was replaced and superseded with a definitive option and joint venture agreement dated March 19, 2008 (the “Two Party Agreement”), which is intended to ensure that any economic mineralization within and surrounding the past producing Ajax pits, is explored, delineated and developed in the most cost efficient manner. As a result, the Two Party Agreement is intended to grant Abacus an option to explore for, and potentially develop, mineralization in the area surrounding Abacus’ Ajax mineral claims, which are over the past-producing Ajax pits. Under the Two Party Agreement, Abacus must spend $2.5 million within 2 years over a portion of New Gold’s mineral claims surrounding the Ajax pits, and complete a preliminary economic study within 6 months following the 2 year period. If economic mineralization is established, it will be developed as a joint venture between the 2 companies. In the event of an open pit operation, the interest will be 60:40 in favour of Abacus who will be the operator. In the event of an underground operation the interest will be 60:40 in favour of New Gold who will be the operator.

On October 31, 2007 the Ministry issued Mine Permit M229 approving the work system and reclamation program in respect of the New Afton Project. The Mine Permit obligates the Company to post reclamation security in the aggregate amount of $9.5 million. The initial instalment of $3.5 million was posted by the Company pursuant to a Safekeeping Agreement dated November 6, 2007 between it, Bank of Montreal and the Ministry.

Two first nations, the Kamloops Indian Band and the Skeetchestn Indian Band (collectively, the “Bands”) have asserted aboriginal rights and interests in an area comprising the New Afton Project. Discussions with these Bands commenced in February, 2006 with the Company meeting with Band representatives to introduce the Company and the Project. After a number of meetings, information exchanges and discussions, the Bands and the Company signed letters of intent in September 2006 which provided among other things for an exchange of information and continued dialogue between the parties. During 2007 and 2008 further discussions with the Bands culminated in the execution and delivery of a formal agreement between the Bands and the Company dated March 20, 2008 (the “Participation Agreement”). One of the principal objectives of the Participation Agreement is to establish a cooperative and mutually beneficial working relationship between the Bands and the Company with respect to the development and operation of the New Afton Project. The Participation Agreement provides that the Bands consent to the New Afton Project and agree not to challenge before a court of law any New Gold interests or permits related to the Project. New Gold undertakes to provide the Bands with certain economic and social benefits including preferential hiring, education, training and business opportunities. As contemplated by the Binding Letter of Intent, the Company paid the Bands $100,000 when the Binding Letter of Intent was signed. Upon signature of the Participation Agreement payment of a further $150,000 was due.

The Participation Agreement also contemplates that the Company will pay to a socio-economic trust to be created for the benefit of Band members an amount of $250,000 in 2009. Thereafter in each year in which commercial production occurs at the mine an amount of 0.5% of the Net Smelter Returns (“NSR”) from the mine for the year shall be paid to the trust with a minimum payment of $250,000 a year, which minimum will be increased to $500,000 for a given year if copper prices in that year exceed $2.50 a pound.

After the costs of developing, permitting, constructing and equipping the mine have been repaid to the Company, the payment to the trust will increase to the greater of $1,000,000 a year or 1% of NSR in that year. Should copper prices exceed $2.50 a pound in a given year, this payment will increase to 1.5% of NSR for that year. Should copper prices exceed $3.00 a pound in a given year, this payment will increase to 2% of NSR for that year.

The Participation Agreement also grants to the Bands a right of first refusal to purchase that portion of the Afton Surface Rights lying to the north of the Trans Canada Highway and south of Kamloops Lake in the event the Company decides to sell these lands in the future separately and distinctly from the New Afton Project.

In addition to the Mine Permit, a number of permits, consents and authorizations are required to develop the Project. The tables below set out the permits which have been obtained, permits required by the Province of British Columbia and permits required by the Government of Canada.

List of Government Authorizations,

Licences and Permits which have been obtained

Act (Authority)	Permit	Owner / Purpose
Mines Act	Mines Act Permit MX 3-217	Issued to the Company

(MEMPR)		Authorizes mineral exploration subject to provisions of Mine Health, Safety and Reclamation Code for Mines S(10).

Mineral Tenure Act	Mineral Claims	Issued to the Company

(MEMPR)		Conveys title to subsurface mineral rights. Annual fee as work commitment or cash in lieu to maintain in good standing.

	Mining Lease – Tenure Number 546063	Issued to the Company.

List of Authorizations, Licenses and Permits

Required by the Province of British Columbia

Act (Authority)	Permit	Purpose / Issuance
Transportation Act (MOTH)	Permit / Licence	1. Authorization to construct a High Voltage (“HV”) line crossing of the Trans-Canada Highway. Will be applied for by B.C. Hydro prior to construction of HV line. This may no longer be required with a potential modification to the alignment of the connecting HV line to the minesite substation.

2. Legal access agreements required over certain lands – Pending;

3. Industrial access permit for the access easement to Afton Mine Road. – Pending.

4. Access permit for the existing service road (water pipeline access) to Trans-Canada Highway.

Environmental Management Act	Waste Management Permit (Effluent)	Application by Company pending.

(Ministry of the Environment)		Authorizes introduction of waste into the environment (tailings, waste rock), subject to conditions, regulations or Codes of practice.

	Waste Management Permit (Sewage)	Application by Company pending (will be included in Effluent Application).

Authorizes discharge of sewage into the environment, subject to conditions.

Authorizes solid waste storage and disposal subject to conditions.

	Waste Management Permit (Air Emissions)	Pre-Application meeting February 14, 2008. Application by Company pending.

Act (Authority)	Permit	Purpose / Issuance
Authorizes emissions to the air, subject to conditions.

Water Act (MoE)	Licence	Application by Company pending.

	(Notice of Intention)	Authorizes licensing, storage, diversion and use of water.

	(Diversion)	Required to secure water withdrawal, e.g. Kamloops Lake, develop diversion or impoundment structures on lease.

	(Use)	Issued by Comptroller of Water Rights.

Wildlife Act (MoE)	Permit (to relocate any wildlife)	Applicability subject to seasonal requirements.

Authorizes removal of wildlife to another approved site by qualified individual. Requirement to be assessed for listed amphibians in Pothook Pit, Waste Dump Pond and NW Emergency Pond prior to works.

No permit is required at present. Requirement to be reviewed prior to construction commencing.

Forest Act (Ministry of Forests)	Licence to Cut	Free Use Permit issued October, 2007.

Authorizes cutting of Crown timber not exceeding 50 cubic metres

Pipeline Act (OGC)	Permit – Pipeline Regulation	Application by Pembina Pipelines to OGC on behalf of Company – not immediately required.

Authorization of work to relocate a section of oil pipeline north of the Afton Pit outside of subsidence zone. Status – pending.

Health Act (MOH – Interior Health Inspector) Or Environmental Management Act (MOE)	Industrial Camps Health Regulation Permit or Camp Construction and Operating Permit – Applicable permit will be for water treatment plant.

Application by Company pending.

Establishes health and sanitary conditions as per scale of camp and nature of facilities on site. Tied in with SRMDRC 60 - day review and inspection during construction phase.

Approval for source and waterworks(domestic water treatment facility) and issuance of operating permit

Fire Services Act	Authorization	Fuel storage approval; routine, may be subject to inspection.

Agricultural Land Commission Act	Application	Agricultural Land Commission approved non-farm use of Agricultural Land Reserve lands in October, 2007.

Terasen Gas	Permit	Application by B.C. Hydro on behalf of Company pending.

Permit to authorize crossing of natural gas pipeline with overhead HV electrical power line (138 kV).

Act (Authority)	Permit	Purpose / Issuance
Integrated Pest Management Act	Permit pursuant to S(6)	Application by Company pending.

(MOE)		Provides authorization to apply chemical treatments for control of noxious weeds.

List of Authorizations, Licences and Permits

Required by Government of Canada

Act (Authority)	Permit	Purpose / Issuance
Explosives Act R.S. C-E15	Licence	To authorize an explosives storage magazine.

	Licence (Explosives Factory)	To authorize the manufacture of explosives on site.

	Permit	To authorize vehicles used for transportation of explosives.

Radio Communication Act	Radio Licences	To establish and operate radio frequencies and related infrastructure.

Atomic Energy Control Act	Radio-Isotope Licence	To authorize nuclear devices, such as slurry density flowmeters.

Fisheries Act	Section 35 – authorization of works in and about fish habitat.	Permit requirement assessed for water pipeline intake maintenance. Department of Fisheries and Oceans approved conceptual design of works and will issue applicable authorizations when works are to commence.

Technical Report

In December, 2005 the Company retained Hatch to coordinate the Feasibility Study and supporting Technical Report. The Technical Report is available under the Company’s profile on SEDAR at www.sedar.com. Except as otherwise stated herein and except in relation to the 2007 drill program (see “Drilling – 2007 Drill Program”), the following disclosure relating to the New Afton Project is based on information derived from the Technical Report. The Technical Report was carried out by a team of consultants with Hatch being responsible for the coordination of the Technical Report as well as the processing, metallurgical, project economics, capital costs and surface infrastructure components of the Technical Report. In addition, David Rennie, P.Eng. of Scott Wilson RPA (“Scott Wilson RPA”) completed the geology, mineralization, exploration, drilling, sampling method, preparation, analysis and security, data verification and mineral resource estimate and Mike Thomas, MAusIMM (CP) of AMC Consultants (Pty.) Ltd. (“AMC”) completed the mineral reserve estimate and mine planning sections of the Technical Report summarized herein.

Readers are directed to the Technical Report which can be reviewed in its entirety at www.sedar.com and which qualifies the following disclosure. The following summary is not exhaustive. The Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The Technical Report contains the expression of the professional opinions of qualified persons (each a “Qualified Person” as defined under National Instrument 43-101) based upon information available at the time of preparation of the Technical Report. The following disclosure, which is derived from the Technical Report, is subject to the assumptions and qualifications contained in the Technical Report.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The New Afton Project is located on the south side of the Thompson River Valley, approximately 10 km west of Kamloops, British Columbia. The Trans-Canada Highway No. 1 passes through the middle of the Project, just west of its junction, with the Coquihalla Highway No. 5. Access to the property is by mine-site roads located off the Trans-Canada Highway.

Rolling topography with elevations ranging from 347 m above sea level to a maximum of 790 m on the Leased Lands characterize the area. The most significant features are the Afton and Pothook open pits and the reclaimed waste rock dumps from the former Afton mine operations. The Thompson River (which widens into Kamloops Lake) is located to the north of the property. Vegetation is typical of the semi-arid climate.

The area has warm summers where temperatures can reach 38°C and cool winters where temperatures hover around the freezing mark. During the winter, short periods of cold weather can occur where temperatures can drop to as low as -29°C. The Kamloops area is in the rain shadow of the Coast Mountains and the climate is classified as semi-arid. Precipitation is minor, averaging about 257 mm annually (of which 175 mm is rainfall) with light winter snow and infrequent rain in the spring and fall. Vegetation is typical of the semi-arid climate, consisting of grasslands, sagebrush and sparse groves of widely spaced pine trees.

Kamloops is a major transportation hub for highway, air and railroad and forestry, ranching, mining, and tourism are the most important economic activities in the area. The city has an airport with daily air service from Vancouver, British Columbia and Calgary, Alberta and is serviced by both Canadian National and Canadian Pacific Railways. The proximity of Kamloops is of considerable importance to the Project being a natural resource-based city of 80,000 people.

Major utilities and mine infrastructure are readily accessible. Electric power from the main grid feeding Kamloops crosses the property, and a 4 km pipeline from Kamloops Lake will be used to pump water to the New Afton Project. New Gold purchased the pipeline and pump house facilities from Teck as part of the Teck Purchase Agreement (see “Narrative Description of the Business – Mineral Projects – The New Afton Project – Project Description and Location”). The Company will be applying for a new water permit to withdraw sufficient water in mining operations. A natural gas pipeline traverses the northern part of the Leased Lands and may provide a source of fuel for heating purposes.

History

Exploration in the Afton area began in the mid-1800’s, as prospectors pushed into the interior of British Columbia following the Fraser and Cariboo gold rushes. The Iron Mask property, staked in 1896, was the first in the Kamloops district. Mining was carried out from the turn of the century through until 1927 at several gold, copper, and silver mines including the Pothook, Iron King, Copper King, and Iron Mask. The Afton property claims were staked over the Pothook workings in 1949 by Axel Bergland. This was followed by sporadic, and largely unsuccessful, exploration work by a number of parties through the 1950’s, and 60’s.

Chester Millar acquired the Afton property in the mid-1960’s and formed a private company called Afton Mines Ltd. to carry out exploration work. In 1970, Afton Mines Ltd. obtained a drill intersection of 170 ft of 0.4% Cu from what ultimately became the Afton deposit. For the next three years over 150,000 ft of drilling was carried out by a number of operators. Duvall Corporation and Quintana Minerals took options on the property in 1970 but dropped them in 1971. They were followed in 1972 by Canex Placer. Also in 1972, Teck and Iso Mines Ltd. (“Iso”) purchased an equity interest in the Afton Mine.

Teck and Iso purchased Canex Placer’s interest in consideration for $4 million in 1973 and initiated engineering and metallurgical studies. A production decision was taken in October 1975 with production commencing at the Afton open pit mine in late 1977. At the start of production the mineral reserves were 34 million tons grading 1% Cu, 0.016 oz/t Au, and 0.12 oz/t Ag (30.8 million tonnes grading 1% Cu, 0.58 g/t Au, 4.2 g/t Ag). Mining took place on the property at the Afton, Crescent, Pothook and Ajax pits. The mill closed in 1991, reopened again in 1994, closing finally in 1997.

Seven deep diamond drill holes, drilled in 1978 and 1980 below and to the southwest of the Afton pit, intersected what is now referred to as the New Afton deposit. Teck carried out a study to determine the feasibility of mining this zone from underground but shelved the project.

In 1999, the Afton mining leases expired and the ground was staked by Westridge Enterprises Ltd., and Indo-Gold Development Ltd. The Company acquired an option on the property and surrounded it with additional staking. The following year, New Gold began exploration work with 9,320 m of surface diamond drilling in 21 NQ sized drill holes in the New Afton deposit.

In February 2001, the Company tabled a scoping study based on drilling results to date which indicated that the New Afton deposit could be profitably exploited, thereby leading to further definition drilling to confirm the continuity of the mineralization. An advance scoping study was completed in 2004.

In late 2004, a portal was collard on the south wall of the Afton pit, and 2,200 m of decline and drift were driven to provide access for definition drilling and metallurgical sampling deposit. The drifting was completed by September of 2005. Diamond drilling, both from surface and underground was completed in December 2006. Total exploration expenditures on the New Afton Project by New Gold to the end of 2007, were $39.1 million.

Geological Setting

The New Afton deposit is hosted within the Cherry Creek member of the Iron Mask batholith complex, a multi-phase plutonic body exposed in a southeast-trending belt measuring 34 km long by 5 km wide. The Cherry Creek member is a partially fault-bounded body trending east northeast through the deposit area, curving to the east side of the property to a more southeasterly trend. At the New Afton Project, the Cherry Creek intrusive is a variably and multiply brecciated assemblage of porphyritic and equigranular monzonite-monzodiorite. The principal host phase of the Cherry Creek is a magnetic fine-to medium-grained porphyric pyroxene-hornblende monzodiorite which forms a wedge of intrusive breccia between the Nicola Group volcanic rocks to the west and southeast and Pothook diorite to the east and southeast.

Strong potassic alteration occurs along the contact between the Pothook and Cherry Creek phases. Pothook rocks are weakly porphyritic to equigranular and, where not altered, moderately to strongly magnetic. Poikiolitic biotite is diagnostic of the Pothook diorite.

Nicola Group rocks consist of augite porphyry, polylithic volcanic breccias, and picrite flows and breccias.

A steeply-dipping body of serpentinized and sheared picrite has been entrained within the Hanging Wall fault, a major structural control to the New Afton deposit. This unit separates strongly mineralized, pyrite-poor, potassically-altered monzodiorite to the northwest from pyritic, sericite-carbonate-clay-chlorite-altered monzodiorite to the southeast. Ground conditions within the picrite are poor, which has hampered efforts to drill through it. As a result, drill information on the hanging wall (south) side of the picrite is limited.

The property is traversed by dykes which are late phase of the intrusive and, at times, are difficult to discriminate form Cherry Creek rocks. Some dykes have pyrite chalcopyrite mineralization along their margins.

Mezonic units (i.e., Nicola and Cherry Creek), are unconformably overlain by Eocene Kamloops group rocks. In the project area, the Kamloops group comprises coarse-to-fine grained clastic sedimentary rocks, along with a mafic flow. Coal beds in the Kamloops strata are visible in the north wall of the New Afton Pit.

Structure is a dominant feature of the geology of the deposit and has influenced all aspects of the host rock lithology, mineralizing events, and post-ore processes. Zones of intersection between deep seated NW-SE-trending faults and east-northeast fractures were primary controls to localization of the Triassic intrusive bodies (i.e., the Iron Mask Batholith) and Nicola volcanic centres. The NW SE structures are major regional fault zones believed to date back to Triassic times with repeated stages of reactivation through to the Tertiary.

East-northeast-striking steeply-dipping fault zones were the primary control to the New Afton mineralization. Two faults, termed the Hanging Wall (east) and Foot Wall (west) constrain the New Afton deposit to a relatively narrow steeply-dipping corridor. They, along with moderately- to steeply-dipping east-west, southwest-northeast, and north-south fault zones, have been mapped in the New Afton pit, and were subsequently picked up in diamond drill holes and underground mapping. These structures are thought to have controlled the flow of mineralizing hydrothermal fluids responsible for the alteration and deposition of sulphides. The pattern of intersection of the fault planes has imparted a southwest plunge to much of the deposit, especially in the hypogene zone.

Subsequent fault movements re-shuffled portions of the deposit, in places truncating it, and transposing slices of waste and ore in others. The faults and subsidiary fracturing then provided conduits for weathering solutions, which resulted in supergene alteration down to relatively deep elevations (ca. 400 m below surface in places).

Lastly, during the Tertiary, tensional stress developed in a NW-SE direction resulted in NE-SW-trending graben structures and the development of depositional basins for Kamloops group sediments.

The complex structural nature of the New Afton deposit is exemplified by the high degree of jointing and fracture filling seen in the underground and pit exposures. These joint sets and fracture fills are ubiquitous throughout the deposit area.

Mineralization

Economic mineralization within the hypogene zone comprises fine-grained disseminated chalcopyrite and relatively minor bornite. Mesogene zone mineralization consists of chalcopyrite and bornite that have been variably altered to chalcocite. The supergene zone contains secondary native Cu concentrated along fractures, along with remnant chalcocite. Sulphide minerals within the supergene zone have been largely weathered out.

Native Au is rarely observed. Au and Ag reportedly occur as electrum grains within the chalcopyrite and bornite.

Environmental Matters

The New Afton Project lies within the Interior Plateau and represents a heavily glaciated landscape overlying a region of complex geology in a semi-arid climate. The baseline environmental studies considered the brownfield nature of the site and the remnant, less-altered natural features. Two primary landscape types are:

(a)	areas extensively disturbed (reconfigured and/or reclaimed) as a result of past mining activities and infrastructure development, and

(b)	undisturbed landforms similar to those that existed prior to the development of the Afton Mine, and consist of Ponderosa Pine-bunchgrass vegetation interspersed by discontinuous alkaline waterbodies and ephemeral drainage altered by grazing land use.

Environmental studies conforming to provincial standards included: climate studies, air quality, meteorology, noise, emissions, surficial geology, soils, terrain, surface water quality and quantity, groundwater quality and quantity, hydrological modeling, pit lake bathymetry, aquatic biology, wetlands, terrestrial ecosystems, vegetation, invasive plants, wildlife including species at risk, land status and use, and land capability for agriculture, archaeology, metal leaching and acid rock drainage, impact assessments and development of environmental management plans.

Water conservation is paramount in the dry interior grasslands of the Thompson Plateau. It is intended that the Project design will ensure that there is no surface water discharge from the site, and that all groundwater within the mining footprint will flow towards and collect in Afton pit. The waste rock from the underground operations will be minimal and will be deposited in the bottom of the existing Afton pit prior to flooding at closure. Nearly all waste rock has been determined as non-acid generating, therefore the final deposition of waste rock in the Afton pit, and subsequent flooding will ensure that the potential for any acid generation is highly unlikely. Tailings have also been determined to be non-acid generating and will be deposited in the southeast of the mining lease where all surface and groundwater will be directed to Afton pit, and the surface of the tailings facility will be revegetated at closure to support grazing and wildlife use.

Exploration

Prior to New Gold’s involvement, the only work that had been done on or near the deep resource at Afton deposit was the seven holes drilled by Afton Mines Ltd. in 1978 (2 holes) and 1980 (5 holes). New Gold mapped and sampled the pit (as well as any available outcrop surrounding the pit) and drilled 90 surface diamond core holes for a total of 42,450 m (139,272 ft.) during the period 2000 to 2003.

Diamond drilling commenced from the adit in February 2005 and, to the cut-off date for the Main Zone mineral resources estimate (April 2006), the most recent drilling totalled 30,778 m in 78 holes. This brought the total amount of drilling on the project to 77,836 m in 171 holes. Drilling continued to the end of 2006. During 2005 and 2006 104 holes were drilled from underground into the Main Zone and C Zone which included a number of geotechnical holes.

Five exploration holes totalling 2,996 m were drilled in 2005 in the Pothook Pit area. These holes are not associated with the main mineralized zones and do not impact the mineral resource estimate.

In the fourth quarter of 2005 a 1,323 line-km DIGHEM resistivity, magnetic and radiometric survey was flown over the Afton and Ajax claims.

The exploration program in 2007 focused on the Hanging Wall Zone with follow up work conducted on the claims in the local area.

See “Drilling” below.

Drilling

2000-2003 Drill Programs

From 2000 to April 2003, a total of 90 surface diamond drill holes were completed by Atlas Drilling Company of Kamloops, British Columbia for a total of 42,450 m. The data from 82 drill holes has been used for mineral resource estimation and geological mapping. All surface drill collars were surveyed by transit and Brunton compass. Drill hole orientations in 2000 beyond hole 2K-12 were measured using a Pajari Bore Hole Survey Instrument and in 2001 and 2002 a Reflex “Easy-Shot” Survey Instrument, which records dip and azimuth, was used. At the end of 2003 the Main Zone was estimated to be 800 m long, averaging 90 m wide and 300 m in vertical height.

2005-2006 Drill Programs

The 2005 underground drilling program was carried out by Boisvenu Drilling of Burnaby, British Columbia using NQ2 equipment producing 5 cm diameter core.

Underground drilling totalled 24,864 m in 66 holes during 2005. Drilling continued into 2006, and totalled 16,800 m in 34 underground holes during the year. Additional drilling has continued to delineate the mineralization, to collect geotechnical data, and for condemnation purposes.

Underground infill drilling of the Main Zone was completed on sections and consisted of several drill hole fans from each station. The bulk of the deposit occupies the Main Zone which consists of a tabular mass measuring 900 m long by approximately 100 m wide and spanning a vertical distance of about 350 m. The zone dips vertically to steeply south – southwest and plunges at moderate angles to the southwest.

All drill holes were surveyed using a photo-bore single-shot instrument for dip and azimuth changes downhole with collar surveys done by transit.

2007 Drill Program

The 2007 drill program was conducted in order to investigate the potential to increase the mineral resources around the known mineralization at the New Afton Project. This included drilling around the Hanging Wall Zones and beneath the C Zone to test depths greater than the intersections from the 2006 program. Additional surface and underground diamond drilling was carried out for geotechnical purposes.

The C Zone exploration drilling program was carried out by FORACO Drilling Ltd. of Kamloops, British Columbia. Various core sizes were used ranging from PQ (83 mm diameter), HQ (63 mm diameter), NQ2 (51 mm diameter) and BQTK (41 mm diameter). Four drill holes were completed totalling 3,225 m and 1,945 samples.

The Hanging Wall Zones exploration drilling program was carried out by Atlas Drilling Ltd., FORACO Drilling Ltd. and Western Exploration Diamond Drilling Ltd. of Kamloops, British Columbia. HQ and NQ2 core sizes were used for this drilling program. The Hanging Wall drilling program totalled 13,149 m and 5,295 samples in 23 surface holes.

The geotechnical drilling program was carried out by Atlas Drilling Ltd. and Western Exploration Diamond Drilling Ltd. of Kamloops, British Columbia. NQ2 core size was used for the program. The geotechnical program totalled 2,844 m in 5 underground holes and 4 surface holes.

Drill hole orientations in 2007 were measured using one or both of the following two instruments: a Reflex single –shot “Easy-Shot” Survey Instrument, which records dip and azimuth and/or a Maxibor Downhole Survey Instrument which records a downhole survey measurement of dip and azimuth every 3 m.

Between June, 2007 and January, 2008 surface exploration was conducted on the Magnum Option and parts of the Ajax Claim Group (Makaoo-Python and Galaxy properties) which are located approximately 10 kms southeast of the New Afton mine site. Work included 44.73 kms of line-cutting, a radiometric survey, the collection of 2,040 geochemical soil samples, geological mapping and prospecting, and 6,824 m of diamond drilling in 15 holes.

Sampling Method, Preparation, Analysis and Security

The drill core is brought to the core shack from the drilling site on a daily basis. The core is logged both geologically and geotechnically. The boxes are photographed prior to being sampled. Core recovery is considered good.

2000 – 2003 Drill Programs

A total of 6,800 core samples were analyzed during the 2000 – 2003 drill programs, including 258 ICP results.

All significantly mineralized drill core from the 2001 to 2003 programs (except for specimen sections), was logged, photographed, diamond sawed and sampled in either two-metre or three-metre lengths. Half the core was retained in the core box at the Company’s core shack and the other half taken directly to Eco-Tech Laboratories Ltd. of Kamloops, B.C. (“Eco-Tech”) for analysis for Cu, Au, Ag and Pd. Eco-Tech is a Certified Assayer participating in the National Canmet Proficiency Testing and maintaining their own in-house quality assurance and quality control (“QA/QC”) program.

Sample lengths were predominantly 2.0 or 3.05 m (10 ft). However, there are a significant number of longer intervals. The maximum sample length recorded in the database is 15.2 m, and 930 samples measure greater than 3.05 m. Approximately 4.7% of the samples contained within the deposit were greater than 3.05 m in length.

Check samples were randomly selected and sent to Acme Analytical Laboratories Ltd. and International Plasma Laboratory Ltd. of Vancouver, all of which correlated well with the originals. Selected core samples were examined microscopically in the field and by petrographer J.F. Harris, Ph.D., in thin-section.

Sample preparation and analysis were as follows:

•	All samples were sorted, documented, dried (if necessary), roll crushed to -10 mesh, split into 250 g subsamples, and pulverized to 95% -140 mesh.

•	Samples for Cu metallics assay (when requested) were split and pulverized into additional 250 gram subsamples of -10 mesh material. The entire pulp was screened to -140 mesh.

•

Au was sub-sampled to 30 gram aliquots and analyzed with conventional fire assay using atomic absorption (AA) and/or Inductively Coupled Plasma (ICP) finish. Minimum reported detection for Au was 0.005 g/t.

•	Cu was determined by AA using aqua regia digestion. “Metallic” Cu (when required) included 2 Cu assays per sample.

•	Ag geochemical analysis was by aqua regia digestion and AA.

•	All equipment was flushed with barren material and blasted with compressed air between each sampling procedure.

The property is fenced and gated and reasonably secure. After the core was logged and sawn, tied sample bags were locked in New Gold’s field office until picked up by Eco-Tech for transport to their facilities. Drill core is stored in core racks at the locked, secure core shack. Rejects are securely stored at Eco-Tech’s office, and pulps are securely stored at New Gold’s field office.

2005 Underground Sampling

The underground samples comprised continuous chip samples taken on both sides of the drift and correspond with each round of approximately 4.8 m length. Muck samples were also taken for each round. These samples were not used in the mineral resource estimation.

2005 & 2006 Drill Programs

41,600 core samples were analyzed during the 2005 and 2006 drill programs and 490 underground chip/muck samples were processed between February, 2005 and March, 2006.

In 2005 underground chip samples were taken from the drift to correspond with each round of approximately 4.8 m in length. Muck samples were also taken. These samples were not used for the mineral resources estimation.

Each drill hole was sampled in two metre lengths or less as marked by the geologist. Sampling was based on visible mineralization. The samples were sawn in half, bagged, and put into plastic pails or fibre bags for shipping. A blank sample and a standard was included in each batch of 20 samples. In addition, one sample in every 20 is 1/4 split to provide a duplicate.

The pails were kept in a locked trailer until shipped. The laboratory picked up the samples several times a week. Sample tags were stapled onto the core boxes at the start of each sample. After the core was sampled, the remaining 1/2 was stored in the original boxes on pallets outside. Each pallet was covered with plastic wrap and securely fastened.

The assay results are loaded directly from the laboratory into the Access database. The drill logs are entered into excel spreadsheets from the hand written logs.

Scott Wilson RPA visited the Eco-Tech Laboratory in 2005 to review the assaying methodology. Internal checks consist of a minimum two repeats, one blank, two resplits, and two or three reference standards, one for Cu, one for Ag or combined Cu/Ag, and one for Au/Pd. If native Cu is reported on the sample sheets, a metallic screen analysis is run in addition to the regular assay. Cu and Ag assays are determined using standard acid digestion followed by Atomic Absorption analysis. Au, Pd, and platinum are determined using standard fire assay methods followed by an Atomic Absorption analysis or ICP in the case of platinum. SWRPA were of the opinion that the sampling was being carried out to industry standards.

Data Verification

New Gold has a QA/QC program in place consisting of the addition of standards, duplicates, and blanks into the sample stream as described above. In addition a number of pulps were selected for reassay at an independent laboratory.

Scott Wilson RPA was of the opinion that the QA/QC program met Industry Standards, and had no concerns regarding security or integrity of the samples. Scott Wilson RPA is of the opinion that all assay data is suitable for use in mineral resource estimation.

New Gold has continued to maintain a QA/QC program consisting of the addition of standards, duplicates and blanks into the sample stream. The protocols are somewhat modified from the ones used prior to 2005. A blank, standard, or duplicate was entered into the sample stream at a frequency of one every eight. A total of 18,508 unprepared samples were submitted to Eco Tech Laboratory during the 2005-2006 program. This included 801 blanks, 793 standards, and 721 duplicates which, in sum, equates to approximately 12% of all samples run. Sample QA/QC data from the underground drilling program was analysed by Ron Konst, P. Geo., an independent consultant retained by New Gold. Mr. Konst noted that there were 53 blanks assays, and 18 standards assays with results outside of an acceptable error limit. These samples comprised 7% and 2% of the total blanks and standards assays, respectively, although it was reported that several of these “outliers” were the result of improper labelling (i.e., standards sent as blanks, and vice versa). The Konst report recommended that the batches with out-of-spec QA/QC data be investigated and re-assayed, if appropriate. This work was carried out and no material changes to the assay database resulted. Several of the out-of-spec blanks were found to be misidentified in the database and did not represent improper assay results. The duplicate data were analysed using scatter diagrams and Thompson-Howarth plots to determine if any biases were present and to define the assay precision. The precision for Cu at a 0.6% grade was ±9%, and for Au at a 0.5 g/t grade, ±20%. No biases were detected.

Scott Wilson RPA reviewed the Konst report and the QA/QC data, and conducted independent analyses of the QA/QC results. The duplicate analyses were subject to Thompson-Howarth plots to confirm the results of the Konst report. As well, each of the blanks assays were plotted against the sample that immediately preceded it in the sample stream to check for evidence of contamination in sample preparation. No evidence of sample contamination was indicated by this analysis.

Scott Wilson RPA reviewed the plots of the standards assays and confirmed that there was no indication of systematic bias. Review of the blanks and standards plotted in chronological order did not show any trend or particular time period where assays tended to be out-of spec. Scott Wilson RPA concurs with the principal conclusion of the Konst report. In Scott Wilson RPA’s opinion, the assay data is suitable for use in mineral resource estimation.

Feasibility Study

The Feasibility Study was carried out by a team which included, and was coordinated by, Hatch which completed the processing and surface infrastructure engineering components of the study. The purpose of the Feasibility Study was to determine the potential for, and the technical and economic parameters of, developing the New Afton Project into a new bulk underground mining operation.

The following is a summary of some of the main conclusions reached in the Feasibility Study as expressed in the Technical Report.

While the Company anticipates that the New Afton Project will be developed in accordance with the guidelines and will achieve the results set out in the Feasibility Study as expressed in the Technical Report, circumstances beyond the Company’s control may require the Company to alter the development plan and methodologies envisaged by the Feasibility Study as set out in the Technical Report and there can be no assurance that the anticipated results described in the Feasibility Study as set out in the Technical Report and summarized herein will be achieved. The Company is presently completing its review of the financial and operational consequences of reducing the ramp up period to less than 12 months. In addition, the Company reserves the right to accelerate certain capital expenditures ahead of the schedule set out in the Feasibility Study as expressed in the Technical Report or otherwise depart from the proposed sequence of events in order to optimize development and the economics of the New Afton Project. See “Risk Factors” and “Forward-Looking Statements and Cautionary Notices”.

Mineral Resource Estimate

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

All mineral resources were estimated by Qualified Person David Rennie of Scott Wilson RPA. The measured and indicated mineral resource which was used as the basis for estimating the mineral reserve was released on September 21, 2006. This estimate was made by ordinary kriging, and used the information from drilling completed at the Project since 2000. 90 surface holes, totalling 42,450 m, and 78 underground holes totalling 30,778 m were used in the mineral resource estimate from which 22,926 sampled intervals were included in the database. In estimating the mineral resource, the following metal prices were used – Cu US$1.20; Au US$450 per ounce; and Ag US$5.25 per ounce.

Mineralization, in the measured and indicated mineral resource categories, occurs over a length of approximately 1,000m, to a depth of approximately 800 m below surface, with the bulk of it contained within the Main Zone trending southwest, approximately 100 m in width and 350 m in height. In places, the width and height of mineralization can reach respectively, 150 m and 500 m. Smaller amounts of mineralization are present in parallel lenses (“Hanging Wall Lenses”) to the south of the hanging wall fault.

This mineral resource estimate has been constrained within mineralogical, and geological boundaries. Mineralization occurs within a structural corridor outlined by the well- defined hanging wall fault (to the south), and the less well-defined footwall fault (to the north). In places the hanging wall fault truncates the mineralization. The boundaries of the mineralization are generally clearly defined between the higher grades of the mineral resource and distinctly lower grades of the surrounding rocks. This lower grade enveloping mineralization was not included within the mineral resource estimate, as it was considered unlikely that it would become economic at any currently reasonable metal price assumptions. Three zones of mineralization were noted: (i) hypogene (primary mineralization), with chalcopyrite and lesser bornite being the dominant Cu-bearing minerals; (ii) mesogene, where chalcocite is the dominant Cu-bearing mineral with lesser chalcopyrite; and (iii) supergene, where native Cu, and minor chalcocite, is present. Hypogene comprises approximately 52% of the total mineral resource tonnage, mesogene 39%, and supergene 9%.

Measured and Indicated Mineral Resource – Main Zone and Hanging Wall Lenses

Cu - US$1.20/lb; Au - US$450/oz; Ag - US$5.25/oz

Cut-Off ($/t)	Tonnage	Grades			Contained Metal		Dollar Value Per Tonne ($)(1)
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (m. lbs)	Au (m. oz)
Measured Mineral Resource
$10	43,250,000	1.12	0.83	2.68	1,065	1.154	37.26
Indicated Mineral Resource
$10	22,410,000	0.84	0.66	2.42	415	0.476	28.34
Measured and Indicated Mineral Resource
$10	65,660,000	1.02	0.77	2.59	1,480	1.630	34.22

(1)

Recovered value, assuming metallurgical recoveries of 90% for Cu and Au, and 75% for Ag, and a Cdn$ : US$ Exchange Rate of 0.88. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The total measured and indicated resources are 65.66 Mt at the $10/t cut-off, with a total metal content of 1,480 million pounds of Cu, 1.6 million ounces of Au and 5.5 million ounces of Ag.

In addition to the above estimate of measured and indicated mineral resources, a mineral resource estimate was carried out for C Zone which is categorized as an inferred mineral resource. This inferred mineral resource was estimated from the results of 11 underground diamond drill holes and 1 surface hole. The mineralization is all hypogene, or primary, with chalcopyrite being the dominant Cu-bearing mineral. The drill density was sufficient only to place the resource in the inferred mineral resource category.

Inferred Mineral Resource - C Zone

At US$1.20 Cu, US$450 Au, and US$5.25 Ag

Cut-Off ($/t)	Tonnage	Grades			Contained Metal		Dollar Value Per Tonne ($)(1)
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (m. lbs)	Au (m. oz)
$10	7,940,000	0.96	0.88	1.55	168	0.225	34.89

(1)	Recovered value, assuming metallurgical recoveries of 90% for Cu and Au, and 75% for Ag, and a Cdn$ : US$ Exchange Rate of 0.88.

The total inferred mineral resources at the $10/t cut-off, are 7.94 Mt grading 0.96% Cu, 0.88 g/t Ag, with a total metal content of 168 m lbs Cu and 0.224 m oz Au.

The C Zone mineralization is contained within two separate blocks (east and west) which cover a combined total strike length of approximately 700 m, and each of which has a vertical extent of more than 300 m. The lower limit of the mineralization is constrained by available information, and it remains open at depth. Additional drilling below the mineral resource is required to determine the true extent of the C Zone. The Company is currently assessing potential options to conduct this work. Relative to the Main Zone, the C Zone has higher gold grades, but lower copper grades.

Of the two blocks, the western block is the more significant with greater widths and higher grades. The eastern block is separated from the Main Zone, while the western block is, in places, contiguous with the Main Zone.

Mineral Reserve Estimate

Mineral reserves were estimated by Qualified Person Mike Thomas, MAusIMM (CP) of AMC and utilized the Main Zone measured and indicated mineral resource model described above. The starting point for estimating the mineral reserve was an analysis of the distribution of mineralization within the mineral resource model, which AMC broke down into – East Block, West Block, and Pit Protection Pillar in the Main Zone, and the Hanging Wall Lenses. To this breakdown, AMC applied knowledge gained from geotechnical data, in addition to geological interpretations of faults and other structures. In estimating the mineral reserves, the following metal prices were used – Cu US$1.45/lb; Au US$475/oz.

As the Hanging Wall Lenses are lower grade, isolated from the main zone and would require separate underground infrastructure, they were not considered in the Feasibility Study. The main zone was split into the east and west blocks by an area of lower grade mineralization that was not included in the mineral reserve estimate. A decision was made to leave a pillar under the west area of the Afton Pit (“Pit Protection Pillar”), as the mineralization was slightly lower grade than the bulk of the main zone and, because of its higher elevation, could not easily be recovered within the same block cave panel as the East Block – this pillar was not included in the mineral reserve.

AMC determined that the Main Zone mineralization could be mined as three cave areas, Block 1 (B1) and Block 2 (B2), separated by a low-grade pillar would have the same cave base, whilst Block 3 (B3) would have its base at a lower elevation.

To enable a single cut-off parameter to be used when selecting the economic parts of the mineral resource to be mined, AMC estimated the theoretical value (“Value”) received for concentrate produced from each tonne of resource, assuming that the concentrate is sold at the mine gate. All costs and losses incurred in the off-site transportation and processing of concentrate being the responsibility of the buyer.

The block caving method requires the orebody to be undercut, enabling the ore to collapse and fragment (cave) into underlying drawpoints where it is extracted. The shape and size of the area to be undercut (the footprint) was determined by comparing a nominated cost of establishing each drawpoint ($300,000) with the total recoverable value of the overlying column of ore, after deducting mining, processing and all other site costs. The footprint was designed to encompass those drawpoints with a positive net value and, where necessary, a number of sub-economic drawpoints to ensure that the undercut area was large enough to cave, (determined by geotechnical investigations as being an area with a minimum span in any direction of approximately 95 m).

As a result of establishing the most suitable block cave footprints, some areas of remnant mineralization remain beneath the cave outlines, and were, therefore, not included in the mineral reserve estimate.

To determine the heights of the caved ore columns, AMC used two separate simulation programs (Cave-Sim and PC-BC). These programs model the progressive mixing of various mineralized and unmineralized materials within the cave as the orebody is mined. Once the value of the ore being extracted from the drawpoint reached less than $15 per tonne the programs determined the cave column had been drawn to its maximum economic height (at the metal prices used in the mineral reserve calculation) and the drawpoint was closed.

The mineral reserve estimate is summarized below and results from mixing of measured and indicated mineral resources with dilution from low-grade and barren material from within the cave outline and from the overlying material entering from above. The mineral reserve estimate also takes account of mineralized material that would be uneconomic to recover at the metal prices used for the mineral reserve estimation and would remain in the cave. The net effect is a dilution of approximately 15% of the original mineral resource within the cave outlines.

Mineral Reserve Estimate(1)

At US$1.45/lb Cu, US$475/oz Au

	Tonnes (millions)	Grades			Contained Metal
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (m. lbs)	Au (m. oz)	Ag (m. oz)
Probable Ore Reserve	44.4	0.98	0.72	2.27	960	1.03	3.24

(1)	Estimated using a cut-off Value of $15/t of ore.

Metal prices, metallurgical recoveries, transportation and treatment charges used in the mineral reserve estimation are shown in the tables below.

Metallurgical Recoveries and Concentrate Grade Used to Estimate the Mineral Reserve

	Units		Hypogene	Mesogene	Supergene
Metallurgical Recovery Cu	%		92.7%	88.1%	79.5%
Metallurgical Recovery Au	%		89.0%	83.1%	68.8%
Concentrate Grade	Cu	%	27.0%	27.6%	58.1%

Metal Prices and Other Parameters Used to Estimate the Mineral Reserve

Parameter	Units	Value
Moisture Content	%		8.0%
Exchange Rate	$ : US$		$0.88
Copper Price	US$/lb	US$	1.45
Gold Price	US$/oz	US$	475.00
Concentrate Transport	$/t (wet)	US$	54.00
Concentrate Shipping	US$/t (wet)	US$	40.00
Concentrate Treatment	US$/t (wet)	US$	80.00
Cu Refining	US$/lb	US$	0.08
Payable Copper	%		96.6%
Payable Gold	%		97.1%
Copper Price Participation(1)	US cents/lb		2.5
Arsenic(2)	US$/dmt	US$	2.50
Mercury(3)	US$/dmt	US$	2.00

Note:	The contribution to ore value from silver is small and has been excluded from the estimation process.
(1)	Copper price participation = 10% above a threshold price of US$1.20 per lb.
(2)	Arsenic penalty= US$2.50 per dmt of concentrate for each 0.1% over 0.2%.
(3)	Mercury penalty = US$2.00 per dmt of concentrate for each 10 ppm over 10 ppm.

The measured and indicated mineral resources lying within the vertical projection of the footprint that are expected to cave are shown below. No inferred mineral resources are included in the outline.

Mineral Resources Contained Within the Vertical Projection of the Cave Footprint

Mineral Resource Category	Tonnes (millions)		Cu (%)	Au (g/t)	Ag (g/t)
Measured Mineral Resource	31.4		1.22	0.89	2.75
Indicated Mineral Resource	8.9		0.83	0.73	2.50
Total	40.2	(1)	1.13	0.86	2.69

(1)	Totals do not equal the sum of the components because of rounding adjustments.

Although a large volume of the material encompassed by the projected footprint has a measured resource classification, a probable mineral reserve classification has been applied to the mineral reserve estimate because of the uncertainty associated with estimating material movement within the cave and the absence of any historical actual versus forecast reconciliation at the New Afton Project to provide guidance. Also, a large quantity of indicated resource and unclassified material mixes with the measured resource within the cave. As it is not possible to mine the measured resource separately from this material, the effect is to lower the classification of the total mineral reserve.

Metallurgy and Processing

The processing facilities have been designed to treat 4.0 million tonnes per annum (“mtpa”) and recover Cu, Au and Ag values. A conventional crushing, grinding, gravity concentration and flotation circuit has been designed utilizing standard unit processes and equipment. The process design criteria have been based on a combination of testwork results, experience from similar operations and industry practice.

A concentrate containing Cu, Au, and Ag will be produced on site at the New Afton Project.

Project Analysis

A summary of the results of the economic evaluation utilized in the Feasibility Study is set forth in the Technical Report.

Production Summary from the Feasibility Study(5)

	Units	Amount
Mine Description
Mine Life	Years		12

Mine Production
Total Ore Tonnage Milled	Millions of Tonnes		44.4
Annual Mill Throughput(1)	Millions of Tonnes per Year		4.0
Daily Mill Throughput(1)	Tonnes per Day		11,000

Unit Operating Costs			LOM(2)(6)

Mining	US$/t	US$	4.21
Processing	US$/t	US$	3.55
G&A	US$/t	US$	0.89
Utilities	US$/t	US$	1.82
Total	US$/t	US$	10.47

Cash Operating Costs(1)			LOM(2)(6)

Cu(3)	US$/lb	US$	0.64
Au(4)	US$/oz	US($	790)

(1)	Weighted Average of complete years (2012 – 2020) at full production rate (4 mtpa) (i.e. excludes partial years at full production rate).
(2)	LOM = Life of Mine and includes first 2 years at 1.6 mtpa.
(3)	Net of precious metal credits, and transportation charges and refining costs (“TC/RC’s”).
(4)	Net of copper and silver credits and TC/RC’s.
(5)	Any discrepancy with costs in the Technical Report, results where the Technical Report quotes only on-site costs, without bi-product metal credits and TC/RC’s).
(6)	Using a United States and Canadian exchange rate of US$0.82 to $1.00.

Capital Costs

The Feasibility Study breaks down the capital costs for the development of the New Afton Project into three distinct phases: pre-production (approximately 24 months); expansion to 4.0 mtpa production (approximately 24 months); and sustaining (the remainder of the mine life).

The capital costs for the Project were originally estimated in the Feasibility Study at $494,548,000 (initial phase: $327,944,000 and expansion phase: $166,604,000) and included a contingency of $54,261,000.

A comprehensive review overseen by AMEC, as engineering and procurement contractor to the Company in respect of the Project, and including input from AMC Consultants, the Company’s mining consultant, Cementation, the Company’s general contractor, and Ledcor, was undertaken on the Project cost estimate. Based on such review AMEC delivered to the Company a cost estimate compilation titled “New Afton Project Cost Estimate Compilation” dated March 14, 2008, which indicates that the construction costs for the Project are now estimated to total $592 million, which includes a contingency of $48.6 million, 19.6% over the projected capital and costs contained in the Feasibility Study. The estimate incorporates the direct fixed cost of executing the Project and the indirect costs associated with its engineering, production and construction service. A summary of the updated estimate is as follows:

Major Area	($M)(1)	% of Total Costs
Mining	$197.5	33

Site Development	$16.3	3

Process	$90.5	15

Utilities	$12.5	2

Ancillary Buildings	$12.3	2

Water/Waste Management	$14.4	2

Total Direct Costs	$343.5	58

EP Cost	$22.1	4

Construction Management	$12.3	2

Construction Indirects	$77.1	13

Other Indirect costs	$11.3	2

Total Indirect Costs	$122.8	21

Owner’s costs	$74.0	12

Contingency	$48.6	8

Escalation	$0	0

Defined Owners Costs (incl. in

Owner’s Costs)	$0	0

Capitalized Operating Costs	$3.3	1

Total Other Costs	$125.9	21

Total Costs	$592.2	100

(1)	Assuming a United States to Canadian exchange rate of US$1.00 to $1.00.

Hatch, the coordinator of the Feasibility Study, has not reviewed any of the information prepared by AMEC, including the table above and has advised the Company that it has no comment on the completeness or accuracy of such information.

The Project cost increase is primarily related to labour cost increases which are now based on actual contractor labour rates for the surface and underground contractors, particularly in the underground development area, plus escalation on material cost. The Project scope has not been amended from that contained in the Feasibility Study.

These capital costs will see the mine reach the 4 million tonne per year throughput rate and a portion of these costs can be funded by operations during the initial 1.6 million tonne per year ramp up period. As noted above, the Company is presently completing its review of the financial and operational consequences of reducing the ramp up period to less than 12 months.

To December 31, 2007, the Company has expended approximately $39.1 million of the Project capital costs.

See “Narrative Description of the Business – Mineral Projects – The New Afton Project – Project Financing”.

Proposed Mining Operations

Mining - Mining Method

The New Afton Project will be an underground mine using primarily block caving. The deposit will be mined using three block cave panels, designated B1, B2 and B3. B1, the largest panel, is located under the western slope of the existing open pit; B2 is west of B1, at the same level, but slightly smaller; and B3, to the west of B2, is smaller than B2 and deeper. The general direction of undercutting will be from the South West corner of B2 to the North East corner of B1. The undercut face angle will be maintained at approximately 45 degrees to the strike of the deposit in a NW-SE direction and will move progressively from B2 into B1. The caving method will result in subsidence in the western wall of the Afton Pit, which is not anticipated to impact any of the existing or proposed surface structures.

Mining-Throughput

Over the projected 12 year operating life of the mine, based on present assumptions, approximately 44 million tonnes of ore would be recovered from the deposit using block caving, with the potential to mine some small remnant areas using the SLC method later in the mine life. A staged production build up is proposed, initially to an annualized rate of 1.6 mtpa for a nominal two-year period (“Phase 1”) increasing to a maximum of 4.0 mtpa (“Phase 2”). The staged build up is designed to provide time to develop the best operating strategies and practices for the mine.

Mining-Initial Scheduling

Construction of an access road from the top of the Afton Pit to its bottom has been completed. An initial permit has been issued which permits the commencement of the underground development from within the Afton Pit. The mine development has commenced using conventional drill and blast techniques from the existing exploration decline. The conveyor decline, when completed in an estimated two years, will have a gradient of 17% and will be 4.6 km long. The underground crusher and conveying system will be commissioned in Phase 2. A 3.5 km secondary access decline will be developed from the western end of the exploration decline at a 16% gradient. This access decline will provide initial access to the undercut, extraction and haulage levels for B2 from where production is to commence.

Process Plant

The New Afton Project processing facility has been designed to process 4.0 mtpa and recover the contained copper, gold and silver. The process will utilize conventional grinding and flotation circuits to produce a gold rich copper concentrate. The mill has been designed to process 11,000 tonnes per day (“tpd”) of ore will operate 24 hours per day, 365 days per year with scheduled downtime for equipment maintenance. Mill throughput will commence at 1.6 mtpa and ramp linearly to 4.0 mtpa over the first 16 months of production as underground ore supply meets plan. The process facilities will comprise:

•	Primary crushing (underground)

•	Conveying (underground to surface)

•	Surge pile-ore storage and reclaim and an optional waste surge pile

•	Two-stage primary grinding, classification and gravity concentration

•	Gravity concentration and flash flotation

•	Rougher flotation

•	Rougher concentrate regrinding, classification and gravity concentration

•	Cleaner flotation in three closed stages with the one open stage of cleaner-scavenger

•	Concentrate thickening and pressure filtration

•	Concentrate storage, loading and weighing (on-site)

•	Tailings handling, sand recovery, fines and slurry storage

•	Water recovery

Construction of the process plant has commenced with the removal and storage of topsoil on the site. The temporary shotcrete plant has been erected and a number of trailers to house management, technical and administrative functions have been installed at site. Further site construction buildings have been ordered. Work has commenced on the permanent shotcrete/concrete batching facility.

Tailings Disposal

The tailings disposal facility will involve the construction of a centerline raised dam with cycloned sand from the tailings to impound the cyclone overflow containing fines and water. The water from the impoundment area will be reclaimed and reused by the plant. The body of the tailings dam will consist of a starter dam constructed of glacial till and keyed into the foundation. The centerline raises above the starter dam will consist of a low permeability core constructed out of compacted glacial till on the upstream side and the cycloned sand shell with blanket drainage drain are provided for seepage and erosion control. Approximately one-third of the total length of the main tailings dam lies over waste rock and the rest over glacial till. The impoundment will include a geomembrane liner system covering the waste rock to minimize seepage.

During Phase 1 whole tailings will be disposed of in the Pothook Pit, so deferring the time when the main tailings disposal facility must be constructed. Water currently contained in the Afton Pit is to be pumped to the Pothook Pit and will be used for process water thereby minimizing consumption of “new” fresh water.

Concentrate Transportation and Markets

It is envisaged that the concentrate will be delivered by truck to Ashcroft, British Columbia and thence by rail to North Vancouver, British Columbia where it will be stored pending shipment to receiving ports in Asia.

The Company’s strategy will be to develop long term sales contracts for a portion of the concentrate produced.

Taxes

Income earned from the mine will be subject to federal and provincial income tax.

Project Financing

On June 28, 2007 and July 30, 2007, the Company completed the Offering which generated gross cash proceeds of $392.3 million and net proceeds of $374.5 million (see “Description of Capital Structure” below).

The Company intends to use the net proceeds from the Offering for the development of the New Afton Project for debt servicing costs in connection with the Offering and to incur Canadian exploration expenses on the New Afton Project (see “Narrative Description of the Business – Mineral Projects – The New Afton Project - Capital Costs”).

Additional funding beyond the net proceeds required to complete the expansion phase of the Project could be provided by a number of sources, including potential exercise of existing options and warrants, additional equity (including flow through shares) and/or debt financing. See “Narrative Description of Business – Risk Factors – The Company may not be able to Refinance the Notes or Debentures if Required or if it so Desires” and “Asset Backed Commercial Paper”).

Update on Project

During 2007 the Company commenced development and construction activities on the Project, with the initial focus being on the underground mine development which remains the critical path component of the Project, including the engagement of the underground contractor, Cementation. Cementation initially commenced the expansion of the existing two kilometre exploration decline, enlarging it to accommodate the equipment necessary to facilitate the mine development. Following this, development has now expanded four development faces including commencement of the surface portal which began shortly after December 31, 2007. Previous to this, long lead time mill components were ordered as well as the mine development fleet necessary to conduct the underground development. Initial deliveries of the mobile fleet occurred during the third quarter and fourth quarters of 2007 and the majority of all the deliveries have been received by February 2008.

In support of the mining activities there are presently 3 mining crews working 7 days a week, 20 hours a day. The Cementation crew totalled 71 contractors and their efforts are being supported by 4 mining jumbos, 4 rock bolters and a fleet of equipment to deliver and apply shorcrete.

In addition, the Company has ordered the long lead mill components, SAG and ball mill and are scheduled to be received in 2009 and ordered and received the initial mine development fleet. Additional major components that have been awarded since December 31, 2007 for the surface facilities include the electrical transformers, power line upgrading and, the mill building and site office facilities.

At the end of February 2008, the mine site employee and contractor levels totalled 146. The development crews will increase from three to 6 crews once the underground development reaches the bottom of the ore body and the ore access development commences in the second half of 2008.

In addition to Cementation the Company has retained AMEC as its EPCM Contractor and Ledcor is being engaged to construct the surface facilities including the plant and tailings facilities. Ledcor is scheduled to commence excavation of the surface facilities in March/April of 2008 and building erection is planned to commence in September/October of 2008.

As a result of a comprehensive review overseen by AMEC and including input from Cementation, Ledcor and AMC Consultants, the Company’s mining consultant, the construction costs for the Project are now projected to total $592 million, which includes a contingency of $48.6 million as compared to the Feasibility Study estimated costs of $495 million for an increase of 19.6%. (See “Narrative Description of the Business – Mineral Projects – The New Afton Project – Capital Costs”.)

Risk Factors

In addition to the other information presented in this Annual Information Form, the following risk factors should be given special consideration when evaluating trends, risks and uncertainties relating to the Company’s business. Any of the following risks could have a material adverse effect upon the Company, its business and future prospects. In addition, other risks and uncertainties not presently known by management of the Company could impair the Company and its business in the future.

The Company may not be able to Refinance the Notes or Debentures if Required or if it so Desires

As at December 31, 2007, the Company has negative working capital of $29.6 million primarily due to the requirement that the Notes (as defined under “Description of Capital Structure”) be classified as a current liability because of a provision in the Note Indenture (as defined under “Description of Capital Structure”) which requires the Company to obtain all material permits related to the Project on or before June 27, 2008. Should these permits not be obtained or the Company is unable to negotiate a waiver of such requirement from the holders of the Notes, the Company is obligated to offer to redeem the Notes at their par value, $237 million. As noted above, the Company received its principal permit under the Mines Act of B.C. in October 2007 but requires the remaining permits to satisfy the test. The Company is actively pursuing the remaining permits required to satisfy the debt requirements.

The Company’s continuing operations will be dependent on obtaining the remaining permits for the Project (or obtaining a waiver from such requirement under the Note Indenture) or the raising of additional financing to finance the remainder of the Project construction. The amount and timing of these raisings may be materially impacted by the resolution of the Company’s investments in non-bank sponsored asset backed commercial paper referred to below under “Asset Backed Commercial Paper”. There can be no assurance it will be able to raise sufficient funds as and when such funds are required.

The Company may need or desire to refinance all or a portion of the Notes, the Debentures or any other future indebtedness that it incurs on or before the maturity of the Notes or the Debentures. There can be no assurance that the Company will be able to refinance any of its indebtedness or incur further indebtedness necessary for its pre-construction, construction or operative phases on commercially reasonable terms, if at all. See “Description of Capital Structure”.

Asset Backed Commercial Paper

As at December 31, 2007 the Company had $170 million invested in collateralized short term debt obligations (rated R1 high by Dominion Bond Rating Service), issued by limited purpose trusts sponsored and managed by non-bank entities. These obligations, commonly known as “Asset Backed Commercial Paper” (“ABCP”), typically had terms of less than 365 days and repayment of a maturing ABCP was dependent on the cash generated by the trusts’ underlying assets and the ability of the trusts to issue new ABCP. In mid August 2007 a number of sponsors of non-bank managed ABCP, including those with which the Company had invested, announced that they could not place ABCP due to unfavourable conditions in the Canadian capital markets. As a result, the non-bank ABCP market remains the subject of an agreement signed on August 16, 2007 amongst a number of affected parties called the “Montreal Accord” which contemplates a restructuring of ABCP on or before March 31, 2008 under the direction of the Pan-Canadian Investors Committee (the “Committee”) with the expressed intention of re-introducing the majority of the investments into a pool of long term floating rate notes which will have credit ratings attached to them. The Company understands that a market for trading the restructured investments is expected to develop. While the Company is not a signatory to the Montreal Accord, it is directly and through counsel monitoring the activities of the Committee. However, the final terms of reference for the restructuring, while well advanced as detailed in a press release from the Committee dated December 23, 2007 have not been made the subject of a definitive proposal and there is no certainty of a positive outcome. As a result, there is presently no active market for the Company’s ABCP and the funds cannot be accessed until such time as the restructuring contemplated by the Montreal Accord has been completed. The Company is unable to definitively determine when or if an appropriate resolution may occur.

The Company has re-classified its holdings in ABCP from short-term investments to long term assets and has recorded an impairment charge in the amount of $50.1 million in the current year. There can be no assurance that this estimate will be realized or that it will be adequate. Subsequent adjustments, which could be material, may be required in future reporting periods. In addition, the Company has not accrued any interest due from these investments pending further information from the Committee.

Financing Risks

The Company has limited financial resources, no source of operating cash flow and no assurance that additional funding, equity or debt based, will be available for further exploration and development of its projects. The Company will require additional financing from external sources to meet its operating and capital requirements. There can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favourable. In addition, the price of shares of developing mining companies can be volatile due in part to changes in metals prices, actual development results differing from expected development results, changes in metal companies’ valuations or the departure of key employees. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of our projects or the possible loss of such properties.

The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven reserves and probable reserves are discovered, a profitable market may exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to price, royalties, allowable production and importing and exporting of minerals, the effect of which cannot accurately be predicted.

The standards employed in estimating the resources differ significantly from the requirements of the SEC and the resource information reported may not be comparable to similar information reported by United States companies. The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC. “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

Operating Hazards and Risks

Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risk normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage. Although the Company has obtained liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Development projects, such as the New Afton Project, have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of mineral resources and mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies which derive estimates of capital costs and cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of copper and gold, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital costs, cash operating costs and economic returns will differ significantly from those estimated for a project prior to production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production.

Fluctuating Metal Prices

The Company’s revenues, if any, are expected to be derived from the extraction and sale of Cu and Au contained in concentrates. The price of these metals has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of metals, and therefore the economic viability of any of the Company’s exploration projects, cannot accurately be predicted. The Company does not presently have a metals hedging policy nor has it conducted any metals hedging in the past.

Title To Some Of the Company’s Mineral Properties May Be Challenged Or Defective

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to it’s properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects. As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operations.

Exploration, Development and Resource and Reserve Estimates

The exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. Although the mineral resource and reserve figures set out herein have been carefully prepared and reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Short-term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, dilution estimates or recovery rates may affect the economic viability of the Project. The estimated reserves and resources described in this Annual Information Form should not be interpreted as assurances of mine life or of the profitability of future operations. The long term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish mineral resources through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Environmental and other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The current activities of the Company, including any development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that all permits which the Company may require for exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any mining project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Retention of Key Personnel

The Company’s business is dependent on retaining the services of a small number of key personnel of the appropriate calibre as the business develops. The success of the Company is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management and the loss of one or more could have a materially adverse effect on the Company.

Limited Experience with Development-Stage Mining Operations

The Company has limited experience in placing resource properties into production, and their ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Competition

The Company will compete with many international companies that have substantially greater financial and technical resources than it for the recruitment and retention of qualified employees.

DIVIDENDS

To date, New Gold has not paid dividends on its shares. New Gold has no present intention of paying dividends on its shares as it anticipates that all available funds will be invested to finance the growth of its business.

DESCRIPTION OF CAPITAL STRUCTURE

Shares

The Company is authorized to issue an unlimited number of shares without par value of which 36,949,717 shares were issued at March 28, 2008. The holders of shares are entitled to receive notice of and attend all meetings of shareholders with each share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of shares are entitled to dividends if, as and when declared by the board of directors of the Company. The shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

Other Securities

Series D Units

On June 28, 2007, the Company issued 220,000 Series D units (“Units”) and on July 27, 2007 a further 17,000 Units pursuant to the exercise of an over allotment option for an aggregate principal amount of $237 million. Each Unit consists of a $1,000 principal amount unsecured note (the “Note”) and 100 common share purchase warrants (the “Warrants”). Each Warrant is exercisable to purchase one common share of the Company at a price of $15 per share until June 28, 2017. The Notes and Warrants are listed for trading on the TSX.

The Notes and the Warrants were issued under a note indenture (the “Note Indenture”) and a warrant indenture (the “Warrant Indenture”), respectively, dated as of June 28, 2007 between the Company and Computershare Trust Company of Canada (the “Trustee”). The Company appointed the principal transfer offices of the Trustee in Vancouver and Toronto as locations at which the Notes and Warrants may be surrendered for exercise, transfer or exchange. The Company and the Trustee have agreed to amend the Note Indenture to insert certain covenants to benefit the holders of the Notes. These covenants include restrictions on how the Company may apply proceeds on the sale of assets made by the Company out of the ordinary course of business, restrictions on dealings with affiliates and a limitation that the Company may only carry on business as a mining company.

Each Warrant is exercisable to purchase one share of the Company at a price of $15 per share until June 28, 2017.

The Notes mature and become due and payable on June 28, 2017 and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual instalments on January 1 and July 1 in each year, starting January 1, 2008. The Company has the right to redeem the Notes in whole or in part at any time and from time to time from June 28, 2007 to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.

The Note Indenture provides that in the event of a change of control of the Company or in the ownership of the Project, as defined therein, the Company may or must offer, depending on the circumstances, to redeem the Notes at prices ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding and the circumstances surrounding the change of control) of the principal amount of the Notes to be redeemed. In addition, if the Company has not obtained the necessary permits for construction, development and conducting mining operations before June 28, 2008 it must offer to redeem the Notes then outstanding at 100% of the principal amount plus accrued and unpaid interest.

The Notes are direct, unsecured subordinated debt obligations of the Company ranking: (i) senior to the Debentures described below; (ii) pari passu to Permitted Indebtedness (as defined in the Note Indenture) and equally with each other, except to the extent prescribed by law, with all other present and future subordinated and unsecured indebtedness of the Company. If the Company secures any subsequent indebtedness, the Notes are required to be secured in the same manner. The Note Indenture subjects the Company to comply with certain reporting and other covenants that include limits on indebtedness and distributions subject to certain conditions.

Subordinated Convertible Debentures

Pursuant to the Offering, the Company issued 55,000 5% subordinated convertible debentures (the “Debentures”) for an aggregate principal amount of $55 million. The Debentures, which were issued pursuant to a debenture indenture dated June 28, 2007 between the Company and the Trustee (the “Debenture Indenture”). The Debentures are listed for trading on the TSX.

Each Debenture has a principal amount of $1,000, bears interest at a rate of 5% per annum and is convertible by the holders into shares of the Company at any time up to June 28, 2014 at a conversion price of $9.35 per share. Interest is payable in arrears in equal semi-annual instalments on January 1 and July 1 in each year, starting January 1, 2008. The Debentures mature and become due and payable on June 28, 2014.

The Debentures do not allow forced conversion by the Company prior to January 1, 2012 but after that date the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price. The Note Indenture provides that the Company will not prepay the debentures in cash. The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option.

The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption, or (ii) convert the outstanding Debentures into shares at a conversion price ranging from $7.48 to $9.35, based on a time formula specified in the Debenture Indenture

The Debentures are direct debt obligations of the Company, are not secured by any mortgage, pledge or charge and will be subordinate to any secured indebtedness of the Company and the Notes. The Debenture Indenture does not restrict the Company from incurring further indebtedness or from mortgaging, pledging or charging its property or assets to secure any indebtedness of the Company.

The Debenture Indenture requires the Company to comply with certain reporting and other covenants.

MARKET FOR SECURITIES

The Company’s shares are listed and posted for trading on the TSX and AMEX in each case under the symbol “NGD”. The Warrants are listed and posted for trading on the TSX under the symbol “NGD.WT.A”. The Notes and Debentures are listed on the TSX under the symbols “NGD.NT” and “GD.DB” respectively

Trading Price and Volume

The following tables provides information as to the high and low prices of the Company’s securities during the 12 months of the most recently completed financial year as well as the volume of securities traded for each month:

Trading Price and Volume of shares on the TSX:

2007	High ($)	Low ($)	Volume
January	9.35	7.69	2,655,478
February	9.13	8.25	1,108,437
March	9.64	7.94	2,871,607
April	9.35	8.00	4,217,733
May	8.59	7.45	2,610,574
June	7.60	6.65	5,313,346
July	7.28	6.54	9,844,588
August	7.29	4.01	10,902,961
September	6.68	5.73	4,291,843
October	6.50	5.75	6,418,918
November	7.25	5.64	4,884,568
December	5.84	4.46	5,135,504

Trading Price and Volume of Warrants listed as NGD. WT.A.

Trading Price and Volume of Warrants on the TSX:

2007	High ($)	Low ($)	Volume
June 28 & 29	1.75	1.40	2,018,500
July	1.85	1.40	4,138,100
August	1.80	1.70	210,635
September	1.65	1.30	1,114,999
October	1.90	1.40	173,300
November	1.95	1.30	1,282,600
December	1.40	1.00	58,900

Trading Price and Volume of Notes on the TSX:

2007	High ($)	Low ($)	Volume
June 28 & 29	90.00	83.85	5,675,000
July	88.00	82.00	19,726,000
August	86.00	75.00	7,971,000
September	85.00	78.00	2,658,100
October	86.00	81.00	11,994,000
November	89.99	84.60	4,988,000
December	85.00	80.00	9,142,700

Trading Price and Volume of Debentures on the TSX:

2007	High ($)	Low ($)	Volume
June 28	95.75	95.00	2,135,000
July	100.00	96.50	13,465,000
August	100.00	88.35	3,861,000
September	95.66	92.25	545,000
October	94.00	92.50	259,000
November	100.00	93.00	4,517,000
December	93.00	86.00	6,779,000

Prior Sales

The following table provides disclosure as to the securities of the Company issued but not listed on the TSX or AMEX during the fiscal year ended December 31, 2007.

Date Issued	Type of Security	Number Issued	Exercise/ Conversion Price	Expiry Date
June 29, 2007	Stock options	386,000	$6.84	June 29, 2012
August 21, 2007	Stock options	65,000	$5.00	August 21, 2012
November 29, 2007	Stock options	250,000	$5.70	November 29, 2012

DIRECTORS AND OFFICERS

The names, positions or offices held with the Company, province/state and country of residence, and principal occupation of the directors and executive officers of the Company as at March 28, 2008 are as follows:

Name, Position and Municipality of Residence(1)	Principal Occupation During the Five Preceding Years(1)	Director/ Officer since

Ronald R. Allum, General Manager, Kamloops, B.C.	Before joining New Gold in November, 2007, Mr. Allum had been a self-employed consultant since December, 2006. Before then he had been the Mine Manager with Asarco Inc. since October, 2004 prior to which he was the Vice-President, Mining Operations of BHP Copper since February, 1992.	November 26, 2007

Clifford J. Davis – Director, Chairman of the Board, President and Chief Executive Officer Kemble, Ontario	Mr. Davis has held numerous senior mining executive positions with resource based companies. Most recently he was President and Chief Executive Officer of Gabriel Resources Ltd., a mineral exploration company from April 2001 to June 2002	Chairman of the Board since March, 2005 and President and Chief Executive Officer since January 29, 2008

C. Robert Edington – Director Victoria, BC (4) (5) (6)	Mr. Edington is an engineer who is currently retired. He previously worked as the Director of Trades and Production at Deas Pacific Marine Inc, a ship maintenance and repair company, from August 2004 to September 2005. Prior to this, he was Senior Ship Manager at SNC Lavalin from March 1997 to January 2004.	July 1992

R. Gregory Laing – Director Oakville, Ontario(3)(4)(5)	Mr. Laing is currently General Counsel, Senior Vice President, Legal and Corporate Secretary of Agnico-Eagle Mines Limited, an exploration and mining company, a position he has held since September, 2005. Prior to that he was Vice President, Legal of Goldcorp Inc., an exploration and mining company, from October 2003 to June 2005. Before joining Goldcorp in 2003, he served as General Counsel of TVX Gold Inc., an exploration and mining company from October 1995 to January 2003. He is also a director of Andina Minerals Inc., an exploration company.	March 2005

Paul Martin – Vice President Finance and Chief Financial Officer Toronto, Ontario	Mr. Martin has been the Vice President Finance and Chief Financial Officer of the Company since May 18, 2005 before which he was Chief Financial Officer of Gabriel Resources Ltd. a mineral exploration and development company from February 2000 to May 2005. Mr. Martin is a director of Continental Minerals Inc., a nickel exploration company.	May 2005

Name, Position and Municipality of Residence(1)	Principal Occupation During the Five Preceding Years(1)	Director/ Officer since
John Mondin – Controller Kamloops, B.C.	Mr. Mondin became Controller of the Company in April, 2006 before which he was Senior Taxation Advisor – Fording Canadian Coal Trust and Elk Valley Coal Corporation.	April 2006

Mike Muzylowski – Director Vancouver, BC(3)(4)(6)	Mr. Muzylowski is currently the President of Callinan Mines Ltd., a mineral exploration and development company, a position he has held since June 1995. He also sits on a number of Boards of Directors of resource based companies.	September 2000

John Pitcher – General Counsel and Secretary	Mr. Pitcher assumed his present position in June, 2006, prior to which he was a corporate lawyer with Gabriel Resources Ltd, since 2002. Before that he was a corporate lawyer with the Dinnerex group of limited partnerships.	June 2006

Paul B. Sweeney – Lead Director Surrey, BC(3)(5)(6)	Mr Sweeney assumed the position of Executive Vice President, Corporate Development of Plutonic Power Corporation on January 1, 2007, prior to which he was a self-employed businessman. Previously he was the Vice President and Chief Financial Officer of Canico Resource Corp., a mineral resources exploration and development company, from 2002 to November 2005. Prior to this, he was Chief Financial Officer and Corporate Secretary for Manhattan Minerals Corp., a mineral resource exploration company, from 1999 to 2001.	Director since January 2006 and Lead Director since January 29, 2008

Notes:

(1)	The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)

The term of the directors of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election. The officers hold their office at the discretion of the board but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint their officers and committees.

(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Corporate Governance Committee.
(6)	Member of the Nominating Committee.

At this time, New Gold does not have an Executive Committee.

As of March 28, 2008, directors and officers of the Company own or control approximately 255,000 shares of the Company representing approximately 0.7% of its issued and outstanding shares.

Corporate Cease Trade Orders or Bankruptcies

No director or executive officer of the Company, is as at the date hereof or has been within the 10 years before the date hereof, a director, executive officer or chief financial officer of any company that:

(i)	while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation in each case for a period of more than 30 consecutive days; or

(ii)	was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation in each case for a period of 30 consecutive days, that was issued after the person ceased to be a director, chief executive officer or chief financial officer in the company and which resulted from an event that occurred while that person was acting in the capacity as director, executive officer or chief financial officer.

To the Company’s knowledge, no director or executive officer of the Company or shareholder holding a sufficient number of securities to materially affect the control of the Company:

(i)	is as at the date hereof or has been within the 10 years before the date hereof, a director or executive officer of any company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(ii)	has, within the 10 years before the date hereof, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver manager as trustee appointed to hold the assets of that individual.

Penalties or Sanctions

To the Company’s knowledge no director, executive officer or shareholder holding a sufficient number of securities to materially affect the control of the Company has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

During the ten years preceding the date of this Annual Information Form, no director, officer or a shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company, or a personal holding company of any such persons, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets. The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia and shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. Accordingly the Company provides the following disclosure with respect to its audit committee:

The Audit Committee’s Charter

The Audit Committee’s Charter is set out in full on Schedule “A”.

Composition of the Audit Committee

The following directors are members of the Audit Committee as at March 28, 2008:

Gregory Laing	Independent(1)	Financially literate(2)

Mike Muzylowski	Independent(1)	Financially literate(2)

Paul Sweeney—Chair	Independent(1)	Financially literate(2)

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Mr. Laing, the former Chairman of the Audit Committee, is currently General Counsel, Senior Vice President, Legal and Corporate Secretary of Agnico-Eagle Mines Limited and was previously Vice President, Legal at Goldcorp Inc. During his tenure in the mining industry, he has dealt with a variety of complex financial transactions including acquisitions and divestitures, equity and project financing and involvement of all aspects of a Board of Directors including corporate secretary for all Board and Committee meetings. He is currently a member of the Audit Committee of Andina Minerals Ltd.

Mr. Muzylowski holds a degree in geology and has served on the board of numerous natural resource companies over the past 40 years. Mr. Muzylowski has been the President/CEO and director of several mining companies in the production and development stage.

Mr. Sweeney, the Chairman of the Audit Committee, is a member of the Certified General Accountants Association of British Columbia. Mr. Sweeney has extensive experience in metals marketing, hedging, insurance, and taxation relating to Canadian and foreign mining companies. He has arranged construction financings for mines in Canada, the United States, Australia, Papua New Guinea and Chile.

Pre-Approval Policies and Procedures

The Committee is responsible for the pre-approval of all audit, audit-related and non-audit services provided by the independent auditor. The Chairman of the Committee is responsible for proper implementation of and compliance with this policy. The Committee has delegated to the Chairman the authority to pre-approve all services, not previously approved, up to $10,000 and to report these to the Committee as a whole at the next Committee meeting.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2007	$186,633	$ 40,701	$15,652	$139,434
2006	$ 31,000	$135,831	$ 6,375	$ 8,500

(1)

The audit fees billed which, for 2007 include billings related to the integrated Sarbanes-Oxley audit of internal controls. The amount shown for 2006 includes payments to the former auditor for the audit of the 2005 financial year and interim billings paid to the current auditor relating to the audit of the 2006 financial year.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”. The amount shown for 2006 includes $98,912 paid to the current auditor and $36,919 paid to the former auditor related to the restatement of the 2005 audited financial statements and the unaudited interim financial statements for the six months ended June 30, 2006.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)

The aggregate fees billed for product and services other than as set out under the headings “Audit Fees”, “Audit-Related Fees” and “Tax Fees”. The 2007 fee is for fees related to an equity and debt offering.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There have been no other transactions or loans since the beginning of the last three financial years between the Company and any enterprise that is under common control with the Company, any associate, individual having significant influence over the Company, key management personnel of the Company, directors of the Company or any enterprise controlled by, or in which an individual having significant influence over the Company or any key management person of the Company has a substantial interest and over which such person can exercise significant influence and has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Trust Company of Canada. Transfers may be effected and registration facilities are maintained at each of the following offices: (i) 510 Burrard Street, Vancouver, BC V6C 2T5; and (ii) 100 University Avenue, Toronto, Ontario M5J 2Y1.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recent completed financial year, or since January 1, 2002, and which are still in force and effect and which may reasonably be regarded as presently material other than as set out below:

1.	The Note Indenture, Warrant Indenture and Debenture Indenture between the Company and Computershare Trust Company of Canada described under the heading “Description of Share Capital”.

2.	The Participation Agreement described under the heading “Narrative Description of the Business – Mineral Projects – The Net Afton Project”.

INTERESTS OF EXPERTS

The following persons, firms and companies are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 - Continuous Disclosure Obligations by New Gold during, or relating to, New Gold’s most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company:

Name(1)	Description	Interest in New Gold (2)

Hatch Ltd.	Prepared sections of the Technical Report.	Nil

John Shilabeer, P. Eng. of Hatch Ltd.	An “independent qualified person” for the purpose of National Instrument 43-101, Prepared sections of the Technical Report.	Nil

Ken Major, P. Eng. previously of Hatch Ltd.	An “independent qualified person” for the purpose of National Instrument 43-101, Prepared sections of the Technical Report.

Scott Wilson Roscoe Postle Associates Inc.	Prepared sections of the Technical Report.	Nil

David Rennie, P. Eng. of Scott Wilson Roscoe Postle Associates Inc.	An “independent qualified person” for the purpose of National Instrument 43-101, Prepared sections of the Technical Report.	Nil

Name(1)	Description	Interest in New Gold (2)
Vector Engineering Inc.	Prepared sections of the Technical Report.	Nil

Monte Christie of Vector Engineering Inc.	An “independent qualified person” for the purpose of National Instrument 43-101, Prepared sections of the Technical Report.	Nil

AMC Consultants Pty. Ltd.	Prepared sections of the Technical Report.	Nil

Mike Thomas, MAusIMM (CP) of AMC Consultants Pty. Ltd.	An “independent qualified person” for the purpose of National Instrument 43-101, Prepared sections of the Technical Report.	Nil

Mike Struthers, MAusIMM (CP) of AMC Consultants Pty. Ltd.	An “independent qualified person” for the purpose of National Instrument 43-101, Prepared sections of the Technical Report.	Nil

Piteau Associates Engineering Ltd.	Prepared sections of the Technical Report.	Nil

Andrew Holmes, P. Eng. of Piteau Associates Engineering Ltd.	An “independent qualified person” for the purpose of National Instrument 43-101, Prepared sections of the Technical Report.	Nil

Rescan Environmental Services Ltd.	Prepared sections of the Technical Report.	Nil

MEG Consulting Ltd.	Prepared sections of the Technical Report.	Nil

Rolf Schmidt, P. Geo. of Rescan Environmental Services Ltd.	Prepared sections of the Technical Report.	Nil

(1)	None of the experts identified above is or is expected to be elected or appointed or employed as a director, officer or employee of the Company.
(2)	Refers to all registered and beneficial interests, direct or indirect, in any securities or other property held by an expert either (a) while preparing the report/valuation/certified statement, (b) after preparing the report/ valuation/certified statement or to be received by an expert.

PricewaterhouseCoopers, LLP, which provided an auditor’s report dated March 31, 2008 in respect of the Company’s balance sheet for the year ended December 31, 2007 and 2006 and the statements of operations, comprehensive loss and deficit and cash flows for the years then ended have reported that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Information Circular in respect of its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is available in the Company’s comparative audited consolidated financial statements together with the auditor’s report thereon and management discussion and analysis each for its most recently completed fiscal year.

A copy of this Annual Information Form, the Company’s Information Circular for its most recent annual meeting and the financial statements (including any interim statements from the past fiscal year) may be found on the SEDAR website at www.sedar.com or be obtained upon request from the Secretary of the Company. A reasonable fee for copying may be charged if the request is made by a person who is not a registered security holder of the Company.

SCHEDULE A

AUDIT COMMITTEE CHARTER

1.	Mandate

The Audit Committee (“Committee”) is a committee of the Board of Directors (the “Board”). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the financial integrity of the financial statements of the Company, compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management have established and the overall responsibility for the Company’s external and internal audit processes including the external auditors qualifications, independence and performance.

The Committee shall have the authority and funding to retain independent legal, accounting and other consultants to advise the Committee. The Company shall provide for appropriate funding, as determined by the Committee, in its capacity as a committee of the Board of Directors, for payment of compensation to any advisers employed by the Committee and to the independent auditor employed by the Company for the purpose of rendering or issuing an audit report or performing other audit, review or attest services and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

The Committee shall be accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Committee shall maintain an open communication between the Company’s outside auditor and the Board.

The responsibilities of a member of the Committee shall be in addition to such member’s duties as a member of the Board.

The Committee has the duty to determine whether the Company’s financial disclosures are complete, accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, resolve disagreements, if any, between management and the outside auditor, and review compliance with laws and regulations and the Company’s own policies.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

2.	Membership and Composition

The Committee shall consist of at least three independent Directors who shall serve on behalf of the Board. The members shall be appointed annually by the Board and shall meet the independence, financial literacy and experience requirements of the Toronto Stock Exchange, including Multilateral Statement 52-110, the American Stock Exchange (“AMEX”) and the U.S. Sarbanes-Oxley Act of 2002 and other regulatory agencies as required.

Financial literacy requires that all members of the Committee shall have a working familiarity with basic finance and accounting practices and shall be able to read and understand financial statements. At least one member of the Committee shall be able to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles and at least one member of the Committee shall qualify and be designated as the Audit Committee Financial Expert as determined in the judgment of the Board with reference to applicable law and AMEX rules.

A majority of Members will constitute a quorum for a meeting of the Committee.

The Board will appoint one Member to act as the Chairman of the Committee. In his absence, the Committee may appoint another person provided a quorum is present. The Chairman will appoint a Secretary of the meeting, who need not be a member of the committee and who will maintain the minutes of the meeting.

3.	Meetings

At the request of the external auditor, the Chief Executive Officer or the Chief Financial Officer of the Company or any member of the Committee, the Chairman will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chairman, with the assistance of the Chief Financial Officer, will ensure that the agenda and meeting materials are distributed in a timely manner.

The Committee shall meet no less than four times per year or more frequently if circumstances or the obligations require.

4.	Duties and Responsibilities

The duties and responsibilities of the Committee shall be as follows:

A.	Financial Reporting and Disclosure

i. Review and discuss with management and the outside auditor at the completion of the annual examination:

a.	the Company’s audited financial statements and related notes;

b.	the outside auditor’s audit of the financial statements and their report thereon;

c.	any significant changes required in the outside auditor’s audit plan;

d.	any serious difficulties or disputes with management encountered during the course of the audit; and

e.	other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

ii. Review and discuss with management and the outside auditor at the completion of any review engagement or other examination, the Company’s quarterly financial statements.

iii. Review, discuss with management the annual reports, the quarterly reports, the Management Discussion and Analysis (“MD&A”), Annual Information Form, 40-F, prospectus and other disclosures and, if thought advisable, recommend the acceptance of such documents to the Board for approval.

iv. Review and discuss with management any guidance being provided to shareholders on the expected future results and financial performance of the Company and provide their recommendations on such documents to the Board.

v. Inquire of the auditors the quality and acceptability of the Company’s accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

vi. Review the Company’s compliance with any policies and reports received from regulators. Discuss with management and the independent auditor the effect on the Company’s financial statements of significant regulatory initiatives.

vii. Meet with the outside auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Audit Committee.

viii. Ensure that management has the proper review system in place so that the Company’s financial statements, financial reports and other financial information satisfy all legal and regulatory requirements.

ix. Review with the Company’s counsel, management and the independent auditors any legal or regulatory matter, including reports or correspondence, which could have a material impact on the Company’s financial statements or compliance policies.

Based on discussions with the independent auditor concerning the audit, the financial statement review and such other matters as the Committee deems appropriate, recommend to the Board the filing of the audited annual and unaudited quarterly financial statements and MD&A on the SEDAR database and the inclusion of the audited financial statements in the Annual Report on Form 40-F.

B.	External Auditor

i. Be responsible for the recommendation to shareholders for the appointment of the Company’s independent auditor and for the compensation, retention and oversight of the work of the independent auditor employed by the Company. The independent auditor shall report directly to the Committee. If the appointment of the independent auditors is submitted for any ratification by shareholders, the Committee shall be responsible for making the recommendation of the independent auditors.

ii. Consider, in consultation with the outside auditor, the audit scope and plan of the outside auditor.

iii. Recommend to the Board of Directors the outside auditor to be nominated, the cost of their services and review the performance of the auditor, including the lead partner of the external auditor.

iv. Confirm with the outside auditor and receive written confirmation at least once per year as to the outside auditor’s internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the outside auditor.

v. Take reasonable steps to confirm at least annually the independence of the outside auditor, which shall include:

a.	ensuring receipt from the outside auditor a formal written statement delineating all relationships between the outside auditor and the Company, consistent with generally accepting auditing practices, and determine that they satisfy the requirements of all applicable securities legislation including the U.S. Securities and Exchange Commission Independence Standards Board Standard No. 1,

b.	considering and discussing with the outside auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the outside auditor, and

c.	approve in advance any audit or permissible non-audit related services provided by the auditor to the Company with a view to ensuring independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of all applicable securities regulations with respect to approval of non-audit related serviced performed by the auditor.

vi. Confirm that the lead audit partner for the Company’s independent auditors has not performed audit services for the Company for more than five previous fiscal years, and otherwise ensure the rotation of the lead partner and other partners in accordance with all applicable securities laws.

vii. Review and approve the Company’s hiring policies regarding partners, employees and former employees of the present and former independent auditors of the Company.

C.	Internal Controls and Audit

i. Review and assess the adequacy and effectiveness of the Corporation’s systems of internal and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

ii. Assess the requirement for the appointment of an internal auditor for the Company.

iii. Inquire of management and the outside auditor about the systems of internal controls that management and the Board of Directors have established and the effectiveness of those systems. In addition, inquire of management and the outside auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

iv. Review disclosures made to the Committee by the Company’s CEO and CFO during their certification process required under applicable Canadian and United States security regulations. Review any significant deficiencies in the design and operation of disclosure controls and procedures and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

D.	General

i. Conduct an ongoing review of any transaction now in effect, and review and approve in advance any proposed transaction, that could be within the scope of “related party transactions” as such term is defined in the applicable securities regulations, and establish appropriate procedures to receive material information about and prior notice of any such transaction.

ii. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

iii. The Committee shall have the power to conduct or authorize investigations into any matter within the scope of this Charter. It may request any officer or employee of the Company, its outside legal counsel or outside auditor to attend a meeting of the Committee or to meet with any member(s) of the Committee.

iv. Review the qualifications of the accounting and financial personnel.

v. Perform any other activities consistent with this Charter, the Company’s Articles and governing law, as the Committee or the Board deems necessary or appropriate.

E.	Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, the Chairman and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Corporation, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Corporation’s financial information or public disclosure.

F.	Committee and Charter Review

The Committee will annually review and evaluate, at least annually, the performance of the Committee and review and reassess the adequacy of this policy and submit any recommended changes to the Board for approval.